Exhibit 99.1

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and
carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code: 6686



2023
INTERIM REPORT

Contents



Company Information

Directors

Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board and chief executive officer)*

Mr. Zhe Yin (殷哲)

Ms. Chia-Yue Chang (章嘉玉) *(re-designated as non-executive Director on August 29, 2023)*[1]

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉) *(re-designated as non-executive Director on August 29, 2023)*[1]

Mr. Boquan He (何伯權)

Mr. Kai Wang (王愷) *(appointed on August 29, 2023)*[1]

Mr. Neil Nanpeng Shen (沈南鵬) *(resigned on August 29, 2023)*[1]

Independent Directors

Dr. Zhiwu Chen (陳志武)

Ms. Cynthia Jinhong Meng (孟晉紅) *(appointed on August 29, 2023)*[1]

Ms. May Yihong Wu (吳亦泓)

Mr. Jinbo Yao (姚勁波)

Mr. Tze-Kaing Yang (楊子江) *(retired on August 29, 2023)*[1]

Audit Committee

Dr. Zhiwu Chen (陳志武) *(Chairman since August 29, 2023)*[1]

Ms. Cynthia Jinhong Meng (孟晉紅) *(appointed on August 29, 2023)*[1]

Ms. May Yihong Wu (吳亦泓)

Mr. Tze-Kaing Yang (楊子江) *(Chairman until August 29, 2023)*[1]

Compensation Committee

Ms. May Yihong Wu (吳亦泓) *(Chairwoman)*

Mr. Boquan He (何伯權)

Ms. Cynthia Jinhong Meng (孟晉紅) *(appointed on August 29, 2023)*[1]

Mr. Tze-Kaing Yang (楊子江) *(retired on August 29, 2023)*[1]

Corporate Governance and Nominating Committee

Ms. Jingbo Wang (汪靜波) *(Chairwoman) (appointed on March 28, 2023)*[2]

Dr. Zhiwu Chen (陳志武) *(Chairman until March 28, 2023)*[2]

Ms. May Yihong Wu (吳亦泓)

Mr. Jinbo Yao (姚勁波) *(resigned on March 28, 2023)*[2]

Joint Company Secretaries

Mr. Qing Pan (潘青)

Ms. Ng Wing Shan (吳詠珊) *(FCG, HKFCG)*

Authorized Representatives

Ms. Jingbo Wang (汪靜波)

Ms. Ng Wing Shan (吳詠珊)

Principal Executive Office of Main Operations in the PRC

1226 South Shenbin Road, Minhang District
Shanghai, PRC

Notes:

(1) Due to adjustment of work arrangements, with effect from August 29, 2023, (a) Ms. Chia-Yue Chang was re-designated from a Director to a non-executive Director; (b) Mr. Neil Nanpeng Shen resigned from the position as a non-executive Director; (c) Mr. Kai Wang was appointed as a non-executive Director; (d) Mr. Tze-Kaing Yang retired from the position as an independent Director and ceased to be the chairman of the Audit Committee and a member of the Compensation Committee; (e) Ms. Cynthia Jinhong Meng was appointed as an independent Director, a member of the Audit Committee and a member of the Compensation Committee; and (f) Dr. Zhiwu Chen was appointed as the chairman of the Audit Committee.

(2) Due to adjustment of work arrangements, with effect from March 28, 2023, (a) Mr. Jinbo Yao ceased to be a member of the Corporate Governance and Nominating Committee; (b) Dr. Zhiwu Chen ceased to be the chairman but remains to be a member of the Corporate Governance and Nominating Committee; and (c) Ms. Jingbo Wang was appointed as the chairwoman of the Corporate Governance and Nominating Committee.

Company Information

Principal Place of Business in Hong Kong

34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

Registered Office

PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands

Hong Kong Legal Adviser

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditor

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

Compliance Adviser

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

Cayman Islands Principal Share Registrar

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HKEX Stock Code

6686

NYSE Ticker Symbol

NOAH

Company Website

ir.noahgroup.com

Financial Summary

A summary of the results of the Group for the six months ended June 30, 2023 is set out below:

	For the Six Months Ended June 30,		
	2022	**2023**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands, except percentages)		
Revenues:			
Revenues from others:			
One-time commissions	258,493	**570,092**	120.5%
Recurring service fees	377,679	**369,063**	(2.3%)
Performance-based income	152,392	**7,758**	(94.9%)
Other service fees	91,281	**136,980**	50.1%
Total revenues from others	879,845	**1,083,893**	23.2%
Revenues from funds Gopher manages:			
One-time commissions	52,048	**11,878**	(77.2%)
Recurring service fees	570,411	**554,505**	(2.8%)
Performance-based income	48,600	**103,960**	113.9%
Total revenues from funds Gopher manages	671,059	**670,343**	(0.1%)
Total revenues	1,550,904	**1,754,236**	13.1%
Less: VAT related surcharges	(17,070)	**(9,006)**	(47.2%)
Net revenues	1,533,834	**1,745,230**	13.8%
Operating cost and expenses:			
Compensation and benefits	(715,710)	**(755,208)**	5.5%
Selling expenses	(130,213)	**(208,672)**	60.3%
General and administrative expenses	(93,856)	**(109,683)**	16.9%
Reversal of credit losses	14,986	**5,478**	(63.4%)
Other operating expenses, net	(52,312)	**(67,875)**	29.8%
Government subsidies	80,211	**19,032**	(76.3%)
Total operating cost and expenses	(896,894)	**(1,116,928)**	24.5%
Income from operations	636,940	**628,302**	(1.4%)

Financial Summary

	For the Six Months Ended June 30,		
	2022	**2023**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands, except percentages)		
Other income:			
Interest income	30,318	**74,072**	144.3%
Investment income (loss)	30,547	**(17,559)**	N/A
Other income	11,571	**25,379**	119.3%
Total other income	72,436	**81,892**	13.1%
Income before taxes and income from equity in affiliates	709,376	**710,194**	0.1%
Income tax expense	(155,500)	**(159,793)**	2.8%
Income from equity in affiliates	99,223	**5,230**	(94.7%)
Net income	653,099	**555,631**	(14.9%)
Less: net loss attributable to non-controlling interests	(1,148)	**(4,007)**	249.0%
Net income attributable to Shareholders	654,247	**559,638**	(14.5%)

Key Highlights

BUSINESS HIGHLIGHTS

During the first half of 2023, the global macro environment exhibited distinct features, including stringent credit conditions and financial stability concerns in the U.S. and Europe, as well as the gradual resurgence in consumer confidence in China. As a result of these economic dynamics, our HNW clients shifted their focus toward risk management and wealth preservation. Given the pursuit of safe havens by investors, we aided our clients in augmenting their allocation to protection-oriented products, contributing to a noteworthy 147.6% year-on-year increase in insurance distribution revenue in our wealth management business during the Reporting Period.

We have consistently maintained corporate agility, evolving our business structure and product offerings to adapt to economic forces and shifting client priorities, while upholding the highest compliance standards across all jurisdictions of operation. Between 2019 and 2021, we winded down all of our domestic non-standardized single counterparty private credit products, including domestic residential real estate funds, which was proven to have effectively safeguarded our clients' wealth amidst the recent challenges faced by this asset class. Moreover, from the inception of our Company, we have staunchly adhered to the founding principles of our business such as the segregation of client capital, the maintenance of separate custodian accounts for our asset management products, the avoidance of leveraged funding for clients, the elimination of products with maturity mismatches, and the prevention of cross-border fund movements. Together with our continued devotion to investing in investment research capabilities, such principles not only establish us as a pioneer in terms of compliance and vision but also bolster our capacity to navigate economic headwinds and shield our clients' hard-earned capital through optimized asset allocation advice.

In the context of persistent global market uncertainty, our Chief Investment Officer ("**CIO**") office advised HNW clients to take a defensive and adaptable approach to adjust their asset allocation strategy for the second half of 2023. Given escalated geopolitical tensions, stress across the global financial system, and a technical recession in Europe casting a shadow on the macro outlook, a report of our CIO office advised investors to construct a diversified and multi-strategy portfolio that can withstand risks and generate growth amid volatility.

To facilitate this strategy, our domestic wealth management business continued its expansion in tier-1 and hub cities. We believe that these centers of talent and innovation will continue to attract HNW families from across China, and expanding our team and enhancing service quality in these cities stands as the most efficient means to extend our reach and better cater to our domestic clients. We also continued to strengthen our in-house research department, which serves as the engine of our "CCI"[1] asset allocation model, under which the CIO office identifies salient macro trends, the Client Strategy Office (CSO) creates customized investment strategies for various segments of our clientele, and the Investment & Product Solutions (IPS) office crafts product selection strategies based on the above to offer a comprehensive product shelf for our clients. In addition, we established three strategic client groups across Gopher Asset Management's domestic and international segments, aiming to foster synergistic collaboration with our wealth management professionals to elevate our service standards for strategic and institutional clients.

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[1] CCI stands for our Chief Investment Officer (CIO) office, Client Strategy Office (CSO), and Investment & Product Solutions (IPS) office.

Key Highlights

We also continued to develop our global footprint in order to adapt to global macroeconomic trends as part of our recent revamp. Our international wealth management team focuses on serving the asset allocation needs of global Mandarin-speaking clients. By the end of the Reporting Period, our international wealth management team comprised 56 private bankers, demonstrating steady progress towards our goal of achieving a headcount of 100 private bankers in Hong Kong and 20 private bankers in Singapore by the end of 2023. Furthermore, we bolstered our international asset management capabilities by establishing an international CIO office and broadening our coverage universe of global top-tier general partners and hedge fund managers. These endeavors propelled growth in our overseas segment, as evidenced by a 15.8% increase in overseas AUM[1], a 162.5% increase in overseas transaction value, and a 104.1% increase in overseas net revenues during the Reporting Period as compared to the corresponding period in 2022.

FINANCIAL HIGHLIGHTS

During the Reporting Period, our financial performance remained stable as we continued to adjust our business strategy. Our net revenue for the six months ended June 30, 2023 reached RMB1,745.2 million, a 13.8% increase compared to the corresponding period in 2022, mainly due to expanding our distribution of insurance products and the growth in our international business. Our income before taxes and income from equity in affiliates increased by 0.1% from RMB709.4 million for the six months ended June 30, 2022 to RMB710.2 million for the six months ended June 30, 2023. Our Non-GAAP net income decreased by 17.3% from RMB668.6 million during the same period last year to RMB552.6 million for the Reporting Period, mainly due to a decrease in income from equity in affiliates.

Our transaction value of mutual fund products distributed increased by 14.0% from RMB19.3 billion for the six months ended June 30, 2022 to RMB22.0 billion for the six months ended June 30, 2023, and our transaction value of private secondary products distributed increased by 33.6% from RMB6.4 billion for the six months ended June 30, 2022 to RMB8.6 billion for the six months ended June 30, 2023. Such growth was primarily attributable to our global expansion strategy and diversified product selection that meets our client's investment needs.

[1]   After foreign exchange adjustments.

Key Highlights

Non-GAAP Financial Measures

	For the Six Months Ended June 30,		
	2022	**2023**	Change
	(Unaudited)	**(Unaudited)**	*(%)*
	(RMB in thousands, except percentages)		
Total revenues	1,550,904	**1,754,236**	13.1%
Net revenues	1,533,834	**1,745,230**	13.8%
Income from operations	636,940	**628,302**	(1.4%)
Income before taxes and income from equity in affiliates	709,376	**710,194**	0.1%
Net income	653,099	**555,631**	(14.9%)
Net income attributable to the shareholders of the Company	654,247	**559,638**	(14.5%)
Non-GAAP Financial Measures			
Net income attributable to the shareholders			
of the Company	654,247	**559,638**	(14.5%)
Add: share-based compensation expense	18,836	**(9,244)**	N/A
Less: tax effect of adjustments	4,529	**(2,239)**	N/A
Adjusted net income attributable to the			
shareholders of the Company (non-GAAP)	668,554	**552,633**	(17.3%)

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

Key Highlights

When evaluating the Company's operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation and net of relevant tax impact. As such, the Company's management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

As a leading HNW wealth management service provider in China with global asset management capacities, we strive to deliver exceptional asset allocation and comprehensive services to HNW individuals and institutions by connecting leading asset managers around the world. At the core of our business is a deep understanding of our clients' needs, a commitment to the "client-centricity" principle, and a prudent approach towards capital markets. We firmly believe that returns on wealth management and investment reflect perceptions of the future and our ability to bridge the gap between perception and reality, which in turn requires us to constantly refine our critical decision-making capabilities. In addition to asset allocation capabilities, the ability to establish trusting relationships with clients, the pursuit of knowledge and wisdom as a moral responsibility, and fulfilling our fiduciary duty to clients as their trusted advisor, are critical for professionals in the wealth management industry.

The establishment of the above underlying thinking and decision-making frameworks determines the approach our CIO office takes, the advice on allocation of assets for clients, and the core values that distinguish Noah from other wealth management institutions. Firstly, we proactively adjusted our business strategy, resulting in stable financial performance. We recorded net revenue of RMB1,745.2 million and non-GAAP net profit of RMB552.6 million for the six months ended June 30, 2023. Secondly, we strategically prioritized continuous investment in client interface, technology, and investment research and development (R&D) capabilities, resulting in a 13.1% increase in the number of core diamond and black card clients[1], despite a global downtrend during the same period. In tandem with the expansion in our global footprint, our overseas AUM reached US$4.7 billion as of June 30, 2023, representing an increase of 15.8% as compared to the figure as of June 30, 2022[2], primarily owing to the introduction of discretionary investment and cash management products, as well as our enlarged coverage universe of global top-tier general partners and hedge fund managers. Most importantly, we were able to effectively assist our clients in safeguarding their wealth in volatile capital markets owing to our forward-looking assessment on the macro-economy and advice to clients on wealth preservation in such environment.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB1,336.7 million from our wealth management business, representing an increase of 22.3% as compared to RMB1,092.8 million in the first half of 2022, mainly due to (i) an increase in total revenue generated from one-time commissions of 113.1% from RMB271.9 million in the first half of 2022 to RMB579.5 million in the first half of 2023, mainly due to a 147.3% increase in distributing insurance products; and (ii) an increase in total revenue generated from other service fees of 135.2% from RMB46.5 million in the first half of 2022 to RMB109.4 million in the first half of 2023, primarily due to the expanded array of services we offered to clients. The wealth management business generated income from operations of RMB504.7 million, representing an increase of 17.6% as compared to the six months ended June 30, 2022. As more expenses were incurred in the first half of 2023, our operating profit margin for wealth management business slightly decreased from 39.5% in the first half of 2022 to 37.9% in the first half of 2023. In the first half of 2023, we achieved an aggregate transaction value of RMB35.2 billion for the different types of investment products that we distributed, representing an increase of 2.6% as compared to the six months ended June 30, 2022, mainly due to more distribution in mutual fund products and private secondary products.

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[1]   Diamond card clients refer to clients with an AUA of over RMB10 million but less than RMB50 million. Black card clients refer to clients with an AUA of over RMB50 million.

[2]   After foreign exchange adjustments.

Business Review and Outlook

Asset Management Business

During the Reporting Period, we generated total revenue of RMB389.9 million from our asset management business, representing a decrease of 5.7% as compared to the six months ended June 30, 2022, mainly due to a decrease of 93.5% in one-time commissions from private equity products resulting from a 73.0% decrease in distributing private equity products in the first half of 2023 as compared to the corresponding period in 2022. However, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Gopher Capital GP Ltd., a wholly owned subsidiary of the Company, our AUM reached RMB156.9 billion as of June 30, 2023, representing an increase of 0.9% as compared to June 30, 2022. Within our AUM, our overseas AUM reached US$4.7 billion, representing an increase of 15.8% as compared to the six months ended June 30, 2022[1], primarily attributable to the introduction of U.S. dollar discretionary investment and cash management products, as well as our enlarged coverage universe of global top-tier general partners and hedge fund managers.

As of June 30, 2023, we have maintained a sound capital structure with total assets of RMB12.6 billion and no interest-bearing liabilities. In addition, we conducted all of our business in compliance with applicable laws and regulations in the regions we operate, reflecting our commitment to regulatory compliance. Throughout the Reporting Period, we remained committed to complying with all relevant laws and regulations that had a material impact on our business, such as the Securities and Futures Ordinance, the Insurance Ordinance, and the Trustee Ordinance, among others.

BUSINESS OUTLOOK

Looking forward to the second half of 2023, the overall investor sentiment is anticipated to maintain a cautious and conservative stance, particularly in the domestic market. Coupled with the ongoing trend of declining interest rates and risk-free returns, it is expected to uphold favorable conditions in China for our insurance distributions. We remain optimistic that China will continue to produce growth opportunities and are confident that investor sentiment, consumer confidence, and consumption will gradually improve. We believe that this backdrop will create opportunities for us to expand the range of offerings available to domestic investors. This expansion includes structured products, mutual fund distribution, and private secondary funds. Regarding the RMB private equity market, we maintain a cautious approach to fundraising and investment allocation, exclusively utilizing RMB capital from our RMB-denominated limited partners within the PRC, especially for the investments in Chinese technology sector. However, we will continue to closely monitor the landscape for appealing opportunities, especially in technology sector, as China's economic rebound endures.

On the international front, our focus remains on enhancing our infrastructure and talent capital. We have the expectation of achieving our objective of reaching 100 private bankers in Hong Kong and 20 in Singapore by the end of 2023. This endeavor is aimed at better catering to our overseas Mandarin-speaking clientele. As the U.S. federal funds rate is likely to peak in the second half of 2023, the current asset prices are poised to create prime entry opportunities for overseas private equity buyout and secondary funds. Given the same interest rate conditions, coupled with significant advancements in artificial intelligence, it is plausible that these factors will serve as catalysts for the early-stage technology-driven venture capital funds market. Furthermore, a favorable outlook is observed for U.S. dollar-denominated private credit products due to the prevailing high-yield landscape and our capacity to select quality assets and funds managed by top portfolio managers. We will remain attuned to the sentiment among our HNW clients globally as their global asset allocation demands continue to evolve, and continuously provide professional asset allocation advice to them.

[1]   After foreign exchange adjustments.

Management Discussion and Analysis

Revenues

We derive revenues from three business segments: wealth management, asset management and other services.

	For the Six Months Ended June 30,		
	2022 (Unaudited)	2023 (Unaudited)	Change (%)
	(RMB in thousands, except percentages)		
Revenues:			
Wealth management business:			
One-time commissions	271,870	**579,474**	113.1%
Recurring service fees	604,317	**570,522**	(5.6%)
Performance-based income	170,097	**77,330**	(54.5%)
Other service fees	46,488	**109,358**	135.2%
Total revenue for wealth management business:	1,092,772	**1,336,684**	22.3%
Asset management business:			
One-time commissions	38,671	**2,496**	(93.5%)
Recurring service fees	343,773	**353,046**	2.7%
Performance-based income	30,895	**34,388**	11.3%
Total revenue for asset management business	413,339	**389,930**	(5.7%)
Other businesses:			
Other service fees	44,793	**27,622**	(38.3%)
Total revenue for other business	44,793	**27,622**	(38.3%)
Total revenues	1,550,904	**1,754,236**	13.1%

Our total revenue increased by 13.1% from RMB1,550.9 million for the six months ended June 30, 2022 to RMB1,754.2 million for the six months ended June 30, 2023. The increase in total revenues was primarily due to increase in revenue generated from wealth management business.

Management Discussion and Analysis

Wealth Management Business

For the wealth management business, our total revenue increased by 22.3% from RMB1,092.8 million for the six months ended June 30, 2022 to RMB1,336.7 million for the six months ended June 30, 2023. Our transaction value increased by 2.6% from RMB34.3 billion for the six months ended June 30, 2022 to RMB35.2 billion for the six months ended June 30, 2023:

- Total revenue from one-time commissions increased by 113.1% from RMB271.9 million for the six months ended June 30, 2022 to RMB579.5 million for the six months ended June 30, 2023, primarily due to increases in distribution of insurance products.

- Total revenue from recurring service fees decreased by 5.6% from RMB604.3 million for the six months ended June 30, 2022 to RMB570.5 million for the six months ended June 30, 2023, primarily due to less service fees charged from fund managers or funds under our advisory.

- Total revenue from performance-based income decreased by 54.5% from RMB170.1 million for the six months ended June 30, 2022 to RMB77.3 million for the six months ended June 30, 2023, primarily due to less performance-based income generated from private secondary products.

- Total revenue from other service fees increased by 135.2% from RMB46.5 million for the six months ended June 30, 2022 to RMB109.4 million for the six months ended June 30, 2023, primarily due to more value-added services that we provided to our clients.

Asset Management Business

For the asset management business, our total revenue decreased by 5.7% from RMB413.3 million for the six months ended June 30, 2022 to RMB389.9 million for the six months ended June 30, 2023. Gopher's AUM remained stable at RMB156.9 billion as of June 30, 2023 as compared to RMB155.4 billion as of June 30, 2022:

- Total revenue from one-time commissions decreased by 93.5% from RMB38.7 million for the six months ended June 30, 2022 to RMB2.5 million for the six months ended June 30, 2023, mainly due to a decrease of 73.0% in distribution of private equity products.

- Total revenue from recurring service fees increased by 2.7% from RMB343.8 million for the six months ended June 30, 2022 to RMB353.0 million for the six months ended June 30, 2023, which was in line with the increase in Gopher's AUM.

- Total revenue from performance-based income increased by 11.3% from RMB30.9 million for the six months ended June 30, 2022 to RMB34.4 million for the six months ended June 30, 2023, primarily due to increases generated from offshore private equity products.

Other Businesses

For other businesses, our total revenue was RMB27.6 million for the six months ended June 30, 2023, representing a 38.3% decrease from RMB44.8 million for the six months ended June 30, 2022, primarily due to our continuous wind-down of our lending business.

Management Discussion and Analysis

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

	For the Six Months Ended June 30,		
	2022 (Unaudited)	**2023 (Unaudited)**	Change (%)
	(RMB in thousands, except percentages)		
Wealth management	657,898	**827,500**	25.8%
Asset management	174,464	**203,905**	16.9%
Other businesses	64,532	**85,523**	32.5%
Total operating costs and expenses	896,894	**1,116,928**	24.5%

Our operating costs and expenses increased by 24.5% from RMB896.9 million for the six months ended June 30, 2022 to RMB1,116.9 million for the six months ended June 30, 2023. The increase in operating costs and expenses was primarily driven by growing number of client events hosted and traveling expenses incurred in the first half of 2023 accompanied with our global expansion strategy, while our total operating costs and expenses remained at low base due to various pandemic control measures implemented in the first half of 2022.

Wealth Management Business

For the wealth management business, our operating costs and expenses increased by 25.8% from RMB657.9 million for the six months ended June 30, 2022 to RMB827.5 million for the six months ended June 30, 2023, primarily due to growing number of client events hosted and traveling expenses incurred in the first half of 2023.

Asset Management Business

For the asset management business, our operating costs and expenses increased by 16.9% from RMB174.5 million for the six months ended June 30, 2022 to RMB203.9 million for the six months ended June 30, 2023, primarily resulted from a low base in the first half of 2022 because we incurred less expenses due to various pandemic control measures implemented during such period.

Other Businesses

For other businesses, our operating costs and expenses for the six months ended June 30, 2023 were RMB85.5 million, representing a 32.5% increase from RMB64.5 million for the six months ended June 30, 2022, primarily because we moved our headquarter to new premises in Shanghai in May 2023 and relevant depreciation expenses increased.

Management Discussion and Analysis

Compensation and Benefits

Our total compensation and benefits for the Reporting Period were RMB755.2 million, as compared to RMB715.7 million for the six months ended June 30, 2022.

For the wealth management business, our compensation and benefits increased by 13.6% from RMB521.1 million for the six months ended June 30, 2022 to RMB591.9 million for the six months ended June 30, 2023. For the six months ended June 30, 2023, our relationship manager compensation increased by 44.8% as compared to the six months ended June 30, 2022, aligning with the increases in one-time commissions. Our other compensation decreased by 9.3% as compared to the six months ended June 30, 2022, primarily due to our cost control strategy on employee compensation.

For the asset management business, our compensation and benefits decreased by 16.3% from RMB174.3 million for the six months ended June 30, 2022 to RMB146.0 million for the six months ended June 30, 2023, primarily due to our cost control strategy over employee headcounts.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses increased by 39.4% from RMB112.5 million for the six months ended June 30, 2022 to RMB156.9 million for the six months ended June 30, 2023, primarily due to growing number of client events hosted.

For the asset management business, our selling expenses increased by 237.6% from RMB12.5 million for the six months ended June 30, 2022 to RMB42.1 million for the six months ended June 30, 2023, primarily due to higher traveling expenses, particularly those related to global business travel.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses increased by 23.8% from RMB61.6 million for the six months ended June 30, 2022 to RMB76.2 million for the six months ended June 30, 2023, primarily due to increasing traveling expenses and one-off disposal loss on leasehold improvements for our previous headquarter that we ceased to lease in May 2023.

For the asset management business, our general and administrative expenses increased by 3.5% from RMB22.3 million for the six months ended June 30, 2022 to RMB23.1 million for the six months ended June 30, 2023.

Management Discussion and Analysis

Provision for Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our reversal of credit losses for the six months ended June 30, 2023 was RMB2.9 million, while provision for credit losses was RMB0.5 million for the six months ended June 30, 2022.

For the asset management business, our reversal of credit losses for the six months ended June 30, 2023 was RMB0.9 million, while provision for credit losses was RMB0.7 million for the six months ended June 30, 2022.

For other business, our reversal of credit losses for the six months ended June 30, 2023 was RMB1.7 million, while reversal of credit losses was RMB16.1 million for the six months ended June 30, 2022. The majority of such reversal for the six months ended June 30, 2023 and 2022, respectively, was related to our periodic assessment on expected collection of our loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses increased by 260.2% from RMB4.6 million for the six months ended June 30, 2022 to RMB16.6 million for the six months ended June 30, 2023, primarily due to our one-off reversal of processing expenses relating to our mutual fund business in 2022.

For the asset management business, our other operating expenses increased by 7.6% from RMB1.4 million for the six months ended June 30, 2022 to RMB1.5 million for the six months ended June 30, 2023.

For other business, our other operating expenses increased by 7.5% from RMB46.3 million for the six months ended June 30, 2022 to RMB49.8 million for the six months ended June 30, 2023, primarily due to increases in our depreciation expenses for our new headquarter in Shanghai.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies decreased by 73.6% from RMB42.4 million for the six months ended June 30, 2022 to RMB11.2 million for the six months ended June 30, 2023, primarily due to a reduction in government subsidies received from local governments in the first half of 2023.

For the asset management business, our government subsidies decreased by 78.6% from RMB36.7 million for the six months ended June 30, 2022 to RMB7.9 million for the six months ended June 30, 2023, primarily due to a reduction in government subsidies received from local governments in the first half of 2023.

Management Discussion and Analysis

Income from Operations

As a result of the foregoing, our income from operation decreased by 1.4% from RMB636.9 million for the six months ended June 30, 2022 to RMB628.3 million for the six months ended June 30, 2023.

Other Income

Our total other income increased by 13.1% from RMB72.4 million for the six months ended June 30, 2022 to RMB81.9 million for the six months ended June 30, 2023. The increase in other income was primarily attributable to increases in interest income.

Income from Equity in Affiliates

Our income from equity in affiliates decreased by 94.7% from RMB99.2 million for the six months ended June 30, 2022 to RMB5.2 million for the six months ended June 30, 2023. The decrease was primarily due to a high base in the first half of 2022 as the gains we recorded from net book value in certain offshore private equity funds managed by Gopher increased during such period.

Net Income

As a result of the foregoing, our net income decreased by 14.9% from RMB653.1 million for the six months ended June 30, 2022 to RMB555.6 million for the six months ended June 30, 2023.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the six months ended June 30, 2023 was for operating and investing activities. As of June 30, 2023, we had RMB4,740.4 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2023, our cash and cash equivalents of RMB23.7 million were held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2023.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of June 30, 2023, we did not pledge any assets (as of December 31, 2022: nil).

Management Discussion and Analysis

Future Plans for Material Investments or Capital Asset

As of June 30, 2023, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2023, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 19.8% (as of December 31, 2022: 19.5%).

Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2023, 94.5% of the balance of our accounts receivable was within one year.

Accounts Payable

As of June 30, 2023, the Group had no trade payables (as of December 31, 2022: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Management Discussion and Analysis

Contingent Liabilities

As of June 30, 2023, we had contingent liabilities of RMB592.1 million in relation to the unsettled Camsing Incident (as defined hereinafter) and a judgment related to a civil lawsuit brought by an external institution against our Group (as of December 31, 2022: RMB568.0 million). The increase was due to adjustments resulting from exchange rate fluctuation. For further details, please refer to Note 19 to the unaudited condensed consolidated financial statements in this interim report.

Save as disclosed above, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB157.6 million for the six months ended June 30, 2023 (for the six months ended June 30, 2022: RMB5.8 million). Such an increase was primarily due to renovation and upgrade of our new headquarter in Shanghai. As of June 30, 2023, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2022: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2023 (as of December 31, 2022: nil).

Employees and Remuneration

As of June 30, 2023, the Company had a total of 2,850 employees. The following table sets out the breakdown of our full-time employees by function as of June 30, 2023:

Function	Number of Employees	% of Total
Wealth management	420	14.7
Relationship managers	*1,375*	*48.3*
Asset management	162	5.7
Overseas and other businesses	156	5.5
Research and development	377	13.2
Risk management and compliance	71	2.5
Administrative support	289	10.1
Total	**2,850**	**100.0**

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Management Discussion and Analysis

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company's circular dated November 14, 2022.

Other Information

Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of June 30, 2023, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares[1]	Approximate % of interest in issued Shares[2]
Ms. Jingbo Wang[3]	Beneficiary of a trust	6,815,144(L)	21.33%
	Beneficial owner	32,500(L)	0.10%
Mr. Zhe Yin[4]	Beneficiary of a trust	1,711,800(L)	5.35%
Ms. Chia-Yue Chang[5]	Interest in controlled corporation	2,064,501(L)	6.46%
Mr. Boquan He[6]	Interest in controlled corporation	1,639,872(L)	5.13%
Mr. Neil Nanpeng Shen[7]	Interest in controlled corporation	1,650,000(L)	5.17%
	Beneficial owner	202,261(L)	0.63%
Ms. May Yihong Wu[8]	Beneficial owner	19,000(L)	0.05%
Mr. Tze-Kaing Yang[9]	Beneficial owner	71,518(L)	0.22%
Dr. Zhiwu Chen[10]	Beneficial owner	8,000(L)	0.02%
Mr. Jinbo Yao[11]	Beneficial owner	18,000(L)	0.05%

Notes:

(1)   The letter "L" denotes the person's long position in the Shares.

(2)   The calculation is based on the total number of 31,945,575 ordinary shares in issue as of June 30, 2023.

(3)   Including (a) 32,500 Shares directly held by Ms. Jingbo Wang, and (b) 6,775,441 Shares and 39,703 underlying Shares wholly-owned and controlled by Jing Investors Co., Ltd. ("**Jing Investors**"), a BVI company wholly owned by Ark Trust (Hong Kong) Limited ("**Ark Trust**") in its capacity as trustee of the Jing Family Trust (the "**Trust**") constituted under the laws of Hong Kong, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang's wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

(4)   Including 1,646,150 Shares and 65,650 underlying Shares held by Yin Investment Co., Ltd., a company incorporated in BVI and wholly owned by Rhythm Profit Investment Ltd., which in turn is wholly owned by Ark Trust as trustee of a trust that was established by Mr. Zhe Yin (as the settlor) for the benefit of Mr. Zhe Yin and his family. Mr. Zhe Yin was deemed to be interested in the Shares held by Yin Investment Co., Ltd.

Other Information

(5) Including 2,026,150 Shares and 38,351 underlying Shares held by Jia Investment Co., Ltd., a company incorporated in BVI and controlled by Ms. Chia-Yue Chang. Ms. Chia-Yue Chang was deemed to be interested in the Shares held by Jia Investment Co., Ltd.

(6) Including 1,639,872 Shares held by Quan Investment Co., Ltd., a company incorporated in BVI and controlled by Mr. Boquan He. Mr. Boquan He was deemed to be interested in the Shares held by Quan Investment Co., Ltd.

(7) Including (a) 202,261 Shares directly held by Mr. Neil Nanpeng Shen, and (b) 1,650,000 Shares held by (i) Sequoia Capital China I, L.P., (ii) Sequoia Capital China Partners Fund I, L.P., and (iii) Sequoia Capital China Principals Fund I, L.P. (each a "**Sequoia Capital China fund**") The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of Sequoia Capital China, an affiliate of the Sequoia Capital China funds.

(8) Including 17,000 Shares and 2,000 underlying Shares directly held by Ms. May Yihong Wu.

(9) Including 67,518 Shares and 4,000 underlying Shares directly held by Mr. Tze-Kaing Yang.

(10) Including 4,000 Shares and 4,000 underlying Shares directly held by Dr. Zhiwu Chen.

(11) Including 18,000 Shares directly held by Mr. Jinbo Yao.

Save as disclosed above, as of June 30, 2023, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Other Information

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of June 30, 2023, the following persons (other than the Directors and chief executive whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares[1]	Approximate % of interest in issued Shares[2]
Ark Trust (Hong Kong) Limited[3][4]	Trustee	8,526,944(L)	26.69%
Jing Investors Co., Ltd.[3]	Beneficial owner	6,815,144(L)	21.33%
Magic Beams Enterprises Ltd.[3]	Interest in controlled corporation	6,815,144(L)	21.33%
Yiheng Capital Partners, L.P.[8]	Interest in controlled corporation	3,359,861(L)	10.52%
Yiheng Capital Management, LP[8]	Interest in controlled corporation	3,359,861(L)	10.52%
Yuanshan Guo[8]	Interest in controlled corporation	3,359,861(L)	10.52%
FIL Limited[9]	Interest in controlled corporation	3,195,109(L)	10.00%
Pandanus Associates Inc.[9]	Interest in controlled corporation	3,195,109(L)	10.00%
Pandanus Partners L.P.[9]	Interest in controlled corporation	3,195,109(L)	10.00%
Jia Investment Co., Ltd.[5]	Beneficial owner	2,064,501(L)	6.46%
Rhythm Profit Investment Limited[4]	Interest in controlled corporation	1,711,800(L)	5.35%
Yin Investment Co., Ltd.[4]	Beneficial owner	1,711,800(L)	5.35%
SC China Holding Limited[7]	Interest in controlled corporation	1,650,000(L)	5.17%
Sequoia Capital China Management I, L.P.[7]	Interest in controlled corporation	1,650,000(L)	5.17%
SNP China Enterprises Limited[7]	Interest in controlled corporation	1,650,000(L)	5.17%
Quan Investment Co., Ltd.[6]	Beneficial owner	1,639,872(L)	5.13%

Notes:

(1)   The letter "L" denotes the person's long position in the Shares.

(2)   The calculation is based on the total number of 31,945,575 ordinary shares in issue as of June 30, 2023.

(3)to (7)   Please refer to the notes (3) to (7) to the previous table.

(8)   Represents 3,359,861 Shares held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Mr. Yuanshan Guo is the managing member of Yiheng Capital Management, LP.

(9)   Represents 3,195,109 Shares held by FIL Limited and its direct and indirect subsidiaries. FIL Limited was controlled by Pandanus Partners L.P., a New Hampshire limited partnership, which was in turn wholly owned by Pandanus Associates Inc., a New Hampshire based U.S. corporation.

Other Information

Save as disclosed above, as of June 30, 2023, no person, other than the Directors and the chief executive whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Share Incentive Plans

We currently have the 2022 Share Incentive Plan in effect, which was adopted on December 16, 2022 and became effective on December 23, 2022. We previously granted options and/or awards under the 2008 Share Incentive Plan, the 2010 Share Incentive Plan and the 2017 Share Incentive Plan, all of which were terminated. However, there were still options and awards granted under the 2010 Share Incentive Plan and the 2017 Share Incentive Plan outstanding as of June 30, 2023.

1. The 2010 Share Incentive Plan

    The 2010 Share Incentive Plan was adopted by the Company on October 27, 2010 and was replaced by the 2017 Share Incentive Plan with effect from December 29, 2017, after which no awards under the 2010 Share Incentive Plan may be granted. Further details of the 2010 Share Incentive Plan are set out in the Prospectus and the Company's 2022 annual report.

    Although the 2010 Share Incentive Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Share Incentive Plan. As of June 30, 2023, options to purchase an aggregate of 273,755 Shares had been granted and were outstanding, and no restricted shares had been issued and were outstanding under the 2010 Share Incentive Plan.

Other Information

Details of movements of the share options granted under the 2010 Share Incentive Plan during the Reporting Period are as follows:

Category and name of grantees	Dates of grant	Vesting period	Outstanding as of January 1, 2023	Number of share options Granted during the Reporting Period	Cancelled/ Lapsed	Exercised	Outstanding as of June 30, 2023	Exercise price (US$ per Share)	Closing price[(1)] (US$ per Share)	Fair value[(2)] (US$ per Share)	Exercise period
Directors											
Jingbo Wang	April 15, 2014	(Note 3)	1,350	–	–	–	1,350	27.82	31.54	18.70	(Note 3)
	May 5, 2015	(Note 3)	4,102	–	–	–	4,102	34.74	71.04	45.81	(Note 3)
	July 1, 2016	(Note 3)	17,500	–	–	–	17,500	38.72	48.22	27.92	(Note 3)
	July 1, 2017	(Note 3)	2,750	–	–	–	2,750	45.84	57.30	23.75	(Note 3)
Zhe Yin	April 15, 2014	(Note 3)	25,000	–	–	–	25,000	27.82	31.54	18.70	(Note 3)
	May 5, 2015	(Note 3)	16,000	–	–	–	16,000	34.74	71.04	45.81	(Note 3)
	July 1, 2016	(Note 3)	9,500	–	–	–	9,500	38.72	48.22	27.92	(Note 3)
	July 1, 2017	(Note 3)	2,750	–	–	–	2,750	45.84	57.30	23.75	(Note 3)
Chia-Yue Chang	May 5, 2015	(Note 3)	15,700	–	–	–	15,700	34.74	71.04	45.81	(Note 3)
	July 1, 2016	(Note 3)	17,500	–	–	–	17,500	38.72	48.22	27.92	(Note 3)
	July 1, 2017	(Note 3)	2,750	–	–	–	2,750	45.84	57.30	23.75	(Note 3)
Employees in aggregate											
	April 15, 2014	(Note 3)	32,249	–	–	–	32,249	27.82	31.54	18.70	(Note 3)
	May 5, 2015	(Note 3)	27,782	–	(545)	–	27,237	34.74	71.04	45.81	(Note 3)
	July 1, 2016	(Note 3)	69,170	–	(3,400)	–	65,770	38.72	48.22	27.92	(Note 3)
	July 1, 2017	(Note 3)	35,547	–	(1,950)	–	33,597	45.84	57.30	23.75	(Note 3)
Total			**279,650**	**-**	**(5,895)**	**-**	**273,755**				

Notes:

(1) The closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the options were granted.

(2) The fair value in this column refers to the fair value of options at the date of grant.

(3) For options granted with exercisable date determined based on the grant date of options, the first 25% of the total options shall vest and can be exercised one year after the grant date, and the remaining 75% of the total options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is ten years after the grant date of options.

Other Information

2. The 2017 Share Incentive Plan

The 2017 Share Incentive Plan was adopted by the Company on December 29, 2017 and was replaced by the 2022 Share Incentive Plan with effect from December 23, 2022, after which no awards under the 2017 Share Incentive Plan may be granted. Further details of the 2017 Share Incentive Plan are set out in the Prospectus and the Company's 2022 annual report.

Although the 2017 Share Incentive Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2017 Share Incentive Plan. As of June 30, 2023, options to purchase an aggregate of 487,607 Shares had been granted and were outstanding, and 10,939 restricted shares had been issued and were outstanding under the 2017 Share Incentive Plan.

Details of movements of the share options granted under the 2017 Share Incentive Plan during the Reporting Period are as follows:

Category and name of grantees	Dates of grant	Vesting period	Outstanding as of January 1, 2023	Number of share options during the Reporting Period: Granted	Cancelled/ Lapsed	Exercised	Outstanding as of June 30, 2023	Exercise price (US$ per Share)	Closing price[1] (US$ per Share)	Fair value[2] (US$ per Share)	Exercise period
Directors											
Jingbo Wang	September 1, 2018	(Note 3)	4,000	-	-	-	4,000	75.26	94.08	57.65	(Note 3)
	July 13, 2022	(Note 3)	10,000	-	-	-	10,000	29.06	36.32	26.59	(Note 3)
Zhe Yin	September 1, 2018	(Note 3)	2,400	-	-	-	2,400	75.26	94.08	57.65	(Note 3)
	July 13, 2022	(Note 3)	10,000	-	-	-	10,000	29.06	36.32	26.59	(Note 3)
Chia-Yue Chang	September 1, 2018	(Note 3)	2,400	-	-	-	2,400	75.26	94.08	57.65	(Note 3)
Employees in aggregate											
	September 1, 2018	(Note 3)	50,287	-	(1,216)	-	49,071	75.26	94.08	57.65	(Note 3)
	December 1, 2020	(Note 4)	36,750	-	-	-	36,750	47.36	59.20	38.88	(Note 4)
	April 6, 2021	(Note 5)	125,000	-	(125,000)	-	-	71.04	87.38	52.31	(Note 5)
	April 12, 2021	(Note 3)	5,000	-	-	-	5,000	71.04	85.66	43.16	(Note 3)
	April 26, 2021	(Note 6)	36,750	-	-	-	36,750	71.04	84.58	51.20	(Note 6)
	June 2, 2021	(Note 3)	10,000	-	-	-	10,000	70.48	91.86	47.63	(Note 3)
	August 25, 2021	(Note 3)	5,500	-	-	-	5,500	61.76	72.86	34.93	(Note 3)
	October 25, 2021	(Note 3)	4,086	-	-	-	4,086	59.40	76.44	43.30	(Note 3)
	July 13, 2022	(Note 3)	326,150	-	(32,000)	-	294,150	29.06	36.32	26.59	(Note 3)
	October 3, 2022	(Note 7)	12,500	-	-	-	12,500	21.14	26.24	19.72	(Note 7)
	November 1, 2022	(Note 7)	5,000	-	-	-	5,000	21.00	26.24	19.72	(Note 7)
Total			**645,823**	**-**	**(158,216)**	**-**	**487,607**				

Other Information

Notes:

(1)   The closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the options were granted.

(2)   The fair value in this column refers to the fair value of options at the date of grant.

(3)   For options granted with exercisable date determined based on the grant date of options, the first 25% of the total options shall vest and can be exercised one year after the grant date, and the remaining 75% of the total options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is ten years after the grant date of options.

(4)   For options granted with exercisable date determined based on the grant date of options, there are four batches to be vested under such grant letters, and each batch in the amount of 14,000, 7,000, 7,000 and 8,750, respectively, shall vest during the first, second, third and fourth year after the grant date. The first 25% of each batch shall vest and can be exercised one year after the grant dates; and the remaining 75% of each batch shall vest and become exercisable evenly at the end of each month during the subsequent 3 years. The maximum exercise period for each batch is ten years after the grant dates of options.

(5)   For options granted with exercisable date determined based on the grant date of options, there are four batches to be vested under such grant letters, and each batch in the amount of 50,000, 25,000, 25,000 and 25,000, respectively, shall vest during the first, second, third and fourth year after the grant date. The first 25% of each batch shall vest and can be exercised one year after the grant dates; and the remaining 75% of each batch shall vest and become exercisable evenly at the end of each month during the subsequent 3 years. The maximum exercise period for each batch is ten years after the grant dates of options.

(6)   For options granted with exercisable date determined based on the grant date of options, there are four batches to be vested under such grant letters, and each batch in the amount of 14,000, 7,000, 7,000 and 8,750, respectively, shall vest during the first, second, third and fourth year after the grant date. The first 25% of each batch shall vest and can be exercised one year after the grant dates; and the remaining 75% of each batch shall vest and become exercisable evenly at the end of each month during the subsequent 3 years. The maximum exercise period for each batch is ten years after the grant dates of options.

(7)   For options granted with exercisable date determined based on the grant date of options, the first 25% of the total options shall vest and can be exercised two years after the grant date, and the remaining 75% of the total options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is 11 years after the grant date of options.

Other Information

Details of movements of the restricted shares granted under the 2017 Share Incentive Plan during the Reporting Period are as follows:

Category and name of grantees	Date of grant	Vesting period	Unvested as of January 1, 2023	Granted	Cancelled/ Lapsed	Vested	Unvested as of June 30, 2023	Purchase price (US$ per Share)	Closing price[1] (US$ per Share)	Fair value[2] (US$ per Share)
					Number of award shares during the Reporting Period					
Directors										
Tze-Kaing Yang	August 29, 2021	August 29, 2021 to August 29, 2023	4,000	–	–	–	4,000	Nil	73.58	73.58
Zhiwu Chen	December 14, 2021	December 14, 2021 to December 14, 2023	4,000	–	–	–	4,000	Nil	72.78	72.78
May Yihong Wu	November 16, 2022	November 16, 2022 to November 16, 2023	2,000	–	–	–	2,000	Nil	32.60	32.60
Employees in aggregate										
	November 11, 2020	November 11, 2020 to November 11, 2024	270	–	(237)	(33)[3][6]	–	Nil	60.12	60.12
	December 1, 2020	December 1, 2020 to December 1, 2024	1,251	–	–	(312)[4][6]	939	Nil	63.26	63.26
	August 10, 2020	August 10, 2020 to August 10, 2030	78,334	–	(76,668)	(1,666)[5][6]	–	Nil	61.38	61.38
			89,855	–	(76,905)	(2,011)	10,939			

Notes:

(1)   The closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the restricted shares were granted.

(2)   The fair value in this column refers to the fair value of restricted shares at the date of grant.

(3)   The weighted average closing price of the Shares immediately before the dates on which the restricted shares were vested to the grantees who were employees during the Reporting Period was US$36.94 per Share.

(4)   The weighted average closing price of the Shares immediately before the dates on which the restricted shares were vested to the grantees who were employees during the Reporting Period was US$33.69 per Share.

(5)   The weighted average closing price of the Shares immediately before the dates on which the restricted shares were vested to the grantees who were employees during the Reporting Period was US$36.23 per Share.

(6)   The restricted shares were vested as ADSs (two ADSs representing one Share), thus the weighted average closing prices were calculated based on closing prices of the ADSs immediately before the dates on which the ADSs were vested.

Other Information

3. The 2022 Share Incentive Plan

The 2022 Share Incentive Plan was adopted by the Company on December 16, 2022 with effect from December 23, 2022. Further details of the 2022 Share Incentive Plan are set out in the circular of the Company dated November 14, 2022 and the Company's 2022 annual report.

As of June 30, 2023, no options or other awards has been granted, vested, lapsed or cancelled under the 2022 Share Incentive Plan.

The number of options and awards available for grant under the scheme mandate limit and the service provider sublimit at the beginning and the end of the Reporting Period are set out below:

| | Scheme Mandate Limit | | Service Provider Sublimit | |
	Available for grant as of January 1, 2023	Available for grant as of June 30, 2023	Available for grant as of January 1, 2023	Available for grant as of June 30, 2023
Options and awards	3,000,000	3,000,000[1]	60,000	60,000[2]

Notes:

(1) On December 16, 2022, the Shareholders approved and confirmed the scheme mandate limit to 3,000,000 Shares, which became effective on December 23, 2022. Such scheme mandate limit is applicable to all share schemes of the Company. The total number of options and awards available for grant as of June 30, 2023 shall be subject to such scheme mandate limit, being 3,000,000 as of June 30, 2023.

(2) On December 16, 2022, the Shareholders approved and confirmed the service provider sublimit to 60,000 Shares, which became effective on December 23, 2022. Such service provider sublimit is applicable to all share schemes of the Company. The number of options and awards available for grant to service providers (as defined in Chapter 17 of the Hong Kong Listing Rules) as of June 30, 2023 shall be subject to such service provider sublimit, being 60,000 as of June 30, 2023.

The number of shares that may be issued in respect of options and awards granted under all schemes of the Company during the Reporting Period is nil.

Other Information

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or any other stock exchanges during the Reporting Period.

Compliance with the Corporate Governance Code

During the Reporting Period, we have complied with all the code provisions set out in Part 2 of the Corporate Governance Code saved for the following.

Code provision C.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Ms. Jingbo Wang ("**Ms. Wang**") performs both the roles of the chairwoman of the Board and the chief executive officer of the Company. Ms. Wang is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairwoman and chief executive officer to Ms. Wang has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and independent Directors. Our Board will reassess the division of the roles of chairwoman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future if deemed appropriate, taking into account our circumstances as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Control Measures on Material Non-Public Information and Policy on Prohibition of Insider Dealing of the Company (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Code during the Reporting Period.

Other Information

Disclosure of Changes in Directors' Information Pursuant to Hong Kong Listing Rule 13.51B(1)

Pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules, the changes in the information of the Directors since the date of the Company's 2022 annual report and as of the date of this interim report are set out below.

- Ms. Chia-Yue Chang (章嘉玉) was re-designated from a Director to a non-executive Director with effect from August 29, 2023.

- Mr. Neil Nanpeng Shen (沈南鵬) resigned as a non-executive Director with effect from August 29, 2023.

- Mr. Kai Wang (王愷) was appointed as a non-executive Director with effect from August 29, 2023.

- Mr. Tze-Kaing Yang (楊子江) retired from the position as an independent Director and ceased to be the chairman of the Audit Committee and a member of the Compensation Committee with effect from August 29, 2023.

- Ms. Cynthia Jinhong Meng (孟晉紅) was appointed as an independent Director with effect from August 29, 2023. She was also appointed as a member of the Audit Committee and a member of the Compensation Committee with effect from August 29, 2023.

- Dr. Zhiwu Chen (陳志武) was appointed as the chairman of the Audit Committee with effect from August 29, 2023.

For further details, please refer to the announcement of the Company dated August 29, 2023.

Ms. May Yihong Wu (吳亦泓) ("**Ms. Wu**"), was appointed as an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00241), with effect from August 11, 2023. In addition, in May 2023, Ms. Wu resigned from her position as an advisor to the board of directors of Homeinns Hotel Group (如家酒店集團), a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she had served in such position since July 2019.

Save as disclosed above, the Directors hereby confirm that no other information is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules since the date of the Company's 2022 annual report and as of the date of this interim report.

Other Information

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of June 30, 2023, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Unutilized amount as of January 1, 2023 (HK$ million)	Utilized amount for the six months ended June 30, 2023 (HK$ million)	Utilized amount as of June 30, 2023 (HK$ million)	Unutilized amount as of June 30, 2023 (HK$ million)	Expected time frame for unutilized amount
Fund the further development of our wealth management business	35%	110.5	110.5	26.3	26.3	84.2	by the end of 2024
Fund the further development our asset management business	15%	47.3	47.3	47.3	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	63.1	–	–	63.1	by the end of 2024
Fund the investment in our in-house technology across all business lines	10%	31.6	31.6	0.3	0.3	31.3	by the end of 2024
Fund our overseas expansion	10%	31.6	31.6	5.2	5.2	26.4	by the end of 2024
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	31.6	3.3	3.3	28.3	by the end of 2024
Total	**100%**	**315.6**	**315.6**	**82.4**	**82.4**	**233.3**	

Note: The sum of the data may not add up to the total due to rounding.

As of June 30, 2023, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

Other Information

Material Litigation

As of June 30, 2023, 42 investors' legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claim amount over RMB140.0 million were still pending. As of the date of this interim report, the management of the Group has assessed, based on the Group's PRC legal adviser's advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings. For further details, please refer to Note 19 to the unaudited condensed consolidated financial statements in this interim report.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgment related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd., a subsidiary of the Company. The First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Ruling**"). For further details, please refer to the Company's announcement dated December 12, 2022. As of June 30, 2023, the judgment in the First-instance Ruling is in the process of appeal and further ruling will also be subject to applicable post-judgment proceedings. The Group has reserved a contingent liability of RMB99.0 million for the judgment in the First-instance Ruling as of June 30, 2023.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2023, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Events after the Reporting Period

There were no significant events that might adversely affect the Group after June 30, 2023 and immediately before the date of this interim report.

On the date of this interim report, the Board proposed (i) a share subdivision (the "**Share Subdivision**"), pursuant to which each issued and unissued Shares with a par value of US$0.0005 each would be subdivided into 10 subdivided Shares with a par value of US$0.00005 each (the "**Subdivided Shares**"); and (ii) a change in board lot size from 20 Shares to 100 Subdivided Shares, both of which would be subject to the approval of Shareholders at the extraordinary general meeting of the Company to be held on or around October 26, 2023. The Share Subdivision will change the Company's ratio of ADSs from two ADSs representing one Share to a new ratio of one ADS representing five Subdivided Shares, subject to and conditional upon the Share Subdivision becoming effective. For further details, please refer to the Company's announcement dated August 29, 2023.

Save as mentioned above, there are no significant events that might adversely affect the Group as of the date of this interim report.

Other Information

Continuing Disclosure Obligations Pursuant to the Hong Kong Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. All references above to other sections, reports or notes in this interim report form part of this interim report.

Review of the Interim Results and Interim Report

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2023. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."

Approval of Interim Report

The interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 were approved and authorized for issue by the Board on August 28, 2023.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong,
August 29, 2023

Report on Review of Condensed Consolidated Financial Statements





To the Board of Directors of Noah Holdings Private Wealth and Asset Management Limited
(incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Introduction

We have reviewed the condensed consolidated financial statements of Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**") set out on pages 37 to 94, which comprise the condensed consolidated balance sheet of the Group as of June 30, 2023 and the related condensed consolidated statement of operations, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows of the Group for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("**HKSRE 2410**") issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with U.S. GAAP.

Report on Review of Condensed Consolidated Financial Statements

Other Matter

The comparative condensed consolidated statement of operations, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows of the Group for the six-month period ended 30 June 2022 and the relevant explanatory notes included in these condensed consolidated financial statements have not been reviewed in accordance with HKSRE 2410.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

August 29, 2023

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Assets				
Current assets:				
Cash and cash equivalents		4,403,915	**4,740,434**	**653,736**
Restricted cash		23,203	**143,255**	**19,756**
Short-term investments (including short-term investments measured at fair value of RMB295,319 and RMB280,477 as of December 31, 2022 and June 30, 2023, respectively)	5	315,979	**445,485**	**61,435**
Accounts receivable, net of allowance for credit losses of RMB3,647 and RMB4,215 as of December 31, 2022 and June 30, 2023, respectively	4	498,106	**534,885**	**73,764**
Amounts due from related parties, net of allowance for credit losses of RMB25,666 and RMB22,044 as of December 31, 2022 and June 30, 2023, respectively	18	443,424	**429,202**	**59,190**
Loans receivable, net of allowance for credit losses of RMB93,859 and RMB88,239 as of December 31, 2022 and June 30, 2023, respectively	12	465,780	**341,083**	**47,037**
Other current assets		166,739	**200,588**	**27,662**
Total current assets		6,317,146	**6,834,932**	**942,580**
Long-term investments (including long-term investments measured at fair value of RMB706,413 and RMB716,556, as of December 31, 2022 and June 30, 2023, respectively)	5	774,095	**980,257**	**135,184**
Investment in affiliates	7	1,491,820	**1,464,702**	**201,992**
Property and equipment, net	8	2,486,317	**2,525,732**	**348,314**
Operating lease right-of-use assets, net	13	168,192	**152,040**	**20,967**
Deferred tax assets	11	436,441	**436,240**	**60,160**
Other non-current assets, net of allowance for credit losses of nil and nil as of December 31, 2022 and June 30, 2023, respectively	2(g)	124,124	**169,454**	**23,369**
Total Assets		11,798,135	**12,563,357**	**1,732,566**

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Liabilities and Equity				
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Private Wealth and Asset Management Limited See Note 2(b))				
Accrued payroll and welfare expenses		668,953	562,029	77,507
Income tax payable		126,848	141,693	19,540
Deferred revenues		67,967	71,440	9,852
Dividend payable	20	–	177,502	24,479
Contingent liabilities	19	568,018	592,097	81,654
Other current liabilities	9	473,175	584,384	80,590
Total current liabilities		1,904,961	2,129,145	293,622
Deferred tax liabilities	11	249,768	230,797	31,828
Operating lease liabilities, non-current	13	83,171	79,267	10,931
Other non-current liabilities		59,760	54,495	7,515
Total Liabilities		2,297,660	2,493,704	343,896
Contingencies	19			
Shareholders' equity:				
Ordinary shares (US$0.0005 par value): 100,000,000 shares authorized, 31,945,575 shares issued, 31,301,932 and 31,568,956 shares outstanding as of December 31, 2022 and June 30, 2023, respectively		105	106	15
Additional paid-in capital		3,803,183	3,791,122	522,820
Retained earnings		5,604,954	5,987,090	825,657
Accumulated other comprehensive loss		(2,546)	121,554	16,763
Total Noah Holdings Private Wealth And Asset Management Limited shareholders' equity		9,405,696	9,899,872	1,365,255
Non-controlling interests		94,779	169,781	23,415
Total Shareholders' Equity		9,500,475	10,069,653	1,388,670
Total Liabilities and Equity		11,798,135	12,563,357	1,732,566

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	Six Months Ended June 30,		
		2022 RMB (Unaudited)	**2023** **RMB** **(Unaudited)**	**2023** **US$** **(Unaudited)**
Revenues:				
Revenues from others				
One-time commissions		258,493	**570,092**	**78,619**
Recurring service fees		377,679	**369,063**	**50,896**
Performance-based income		152,392	**7,758**	**1,070**
Other service fees		91,281	**136,980**	**18,890**
Total revenues from others		879,845	**1,083,893**	**149,475**
Revenues from funds Gopher manages				
One-time commissions		52,048	**11,878**	**1,638**
Recurring service fees		570,411	**554,505**	**76,470**
Performance-based income		48,600	**103,960**	**14,337**
Total revenues from funds Gopher manages		671,059	**670,343**	**92,445**
Total revenues	2(e),10	1,550,904	**1,754,236**	**241,920**
Less: VAT related surcharges and other taxes		(17,070)	**(9,006)**	**(1,242)**
Net revenues		1,533,834	**1,745,230**	**240,678**
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation		(241,514)	**(329,039)**	**(45,377)**
Other compensations		(474,196)	**(426,169)**	**(58,771)**
Total compensation and benefits		(715,710)	**(755,208)**	**(104,148)**
Selling expenses		(130,213)	**(208,672)**	**(28,777)**
General and administrative expenses		(93,856)	**(109,683)**	**(15,126)**
Reversal of credit losses	2(g)	14,986	**5,478**	**755**
Other operating expenses, net		(52,312)	**(67,875)**	**(9,360)**
Government subsidies		80,211	**19,032**	**2,625**
Total operating cost and expenses		(896,894)	**(1,116,928)**	**(154,031)**
Income from operations		636,940	**628,302**	**86,647**

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	Six Months Ended June 30, 2022 RMB (Unaudited)	2023 RMB (Unaudited)	2023 US$ (Unaudited)
Other income:				
Interest income		30,318	**74,072**	**10,216**
Investment income (loss)		30,547	**(17,559)**	**(2,421)**
Other income		11,571	**25,379**	**3,500**
Total other income		72,436	**81,892**	**11,295**
Income before taxes and income from equity in affiliates		709,376	**710,194**	**97,942**
Income tax expense	11	(155,500)	**(159,793)**	**(22,036)**
Income from equity in affiliates		99,223	**5,230**	**719**
Net income		653,099	**555,631**	**76,625**
Less: net loss attributable to non-controlling interests		(1,148)	**(4,007)**	**(553)**
Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		654,247	**559,638**	**77,178**
Net income per share:	3			
Basic		19.46	**16.12**	**2.22**
Diluted		19.40	**16.10**	**2.22**
Weighted average number of shares used in computation:				
Basic		33,620,400	**34,734,018**	**34,734,018**
Diluted		33,714,184	**34,749,478**	**34,749,478**

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income

(Amount in Thousands)

	Note	Six Months Ended June 30,		
		2022	**2023**	**2023**
		RMB	**RMB**	**US$**
		(Unaudited)	**(Unaudited)**	**(Unaudited)**
Net income		653,099	**555,631**	**76,625**
Other comprehensive income, net of tax				
Foreign currency translation adjustments	2(f)	66,420	**123,918**	**17,089**
Total other comprehensive income, net of tax		66,420	**123,918**	**17,089**
Comprehensive income		719,519	**679,549**	**93,714**
Less: comprehensive loss attributable to non-controlling interests		(1,065)	**(4,189)**	**(578)**
Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		720,584	**683,738**	**94,292**

The accompanying note is an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Noah Holdings Limited Shareholders' Equity	Non-controlling Interests	Total Shareholders' Equity
	Shares[2]	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022												
(Audited)	22,683,970	76	8,315,000	28	(919,515)	(541,379)	3,534,741	5,187,323	(140,014)	8,040,775	100,866	8,141,641
Net income	–	–	–	–	–	–	–	654,247	–	654,247	(1,148)	653,099
Share-based compensation	–	–	–	–	–	–	18,836	–	–	18,836	–	18,836
Treasury stock reissued for vesting of restricted shares, net	–	–	–	–	9,027	5,360	(909)	(4,451)	–	–	–	–
Treasury stock reissued for stock options exercised, net	–	–	–	–	6,009	3,585	(618)	(1,474)	–	1,493	–	1,493
Restricted share units for settlement (Note 15)	17,833	–	–	–	–	–	–	–	–	–	–	–
Other comprehensive income – foreign currency translation adjustments	–	–	–	–	–	–	–	–	66,337	66,337	83	66,420
Receipt of employees' shares to satisfy tax withholding obligations related to share-based compensation	–	–	–	–	(1,266)	(292)	–	–	–	(292)	–	(292)
Impact of acquisition (Note 2(b))	–	–	–	–	–	–	–	–	–	–	966	966
Divestment of non-controlling interests	–	–	–	–	–	–	(3,333)	–	–	(3,333)	(667)	(4,000)
Balance at June 30, 2022, (Unaudited)	22,701,803	76	8,315,000	28	(905,745)	(532,726)	3,548,717	5,835,645	(73,677)	8,778,063	100,100	8,878,163

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Ordinary Shares		Class B Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Noah Holdings Limited Shareholders' Equity	Non-controlling Interests	Total Shareholders' Equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023												
(Audited)	31,301,932	105	–	–	–	–	3,803,183	5,604,954	(2,546)	9,405,696	94,779	9,500,475
Net income	–	–	–	–	–	–	–	559,638	–	559,638	(4,007)	555,631
Dividend recognized as distribution (Note 20)	–	–	–	–	–	–	–	(177,502)	–	(177,502)	–	(177,502)
Share-based compensation	–	–	–	–	–	–	(9,244)	–	–	(9,244)	–	(9,244)
Ordinary shares issued for settlement, net (Note 15)	265,038	1	–	–	–	–	(1)	–	–	–	–	–
Ordinary shares issued for vesting of restricted shares, net of withheld for employee taxes	1,986	–	–	–	–	–	–	–	–	–	–	–
Other comprehensive income (loss)–foreign currency translation adjustments	–	–	–	–	–	–	–	–	124,100	124,100	(182)	123,918
Non-controlling interest capital injection	–	–	–	–	–	–	–	–	–	–	21,215	21,215
Distributions to non-controlling interests	–	–	–	–	–	–	(1,964)	–	–	(1,964)	(5,399)	(7,363)
Impact of acquisition (Note 2(b))	–	–	–	–	–	–	–	–	–	–	68,018	68,018
Divestment of non-controlling interests	–	–	–	–	–	–	(852)	–	–	(852)	(4,643)	(5,495)
Balance at June 30, 2023												
(Unaudited)	31,568,956	106	–	–	–	–	3,791,122	5,987,090	121,554	9,899,872	169,781	10,069,653

Notes:

1.   The amount less than RMB1 is rounded to zero.

2.   As of June 30, 2023, 376,619 ordinary shares were issued in relation to the future share awards for employees (Note 14) and settlement (Note 15). These shares are considered legally issued but not outstanding, which is not included in the share number presented herein.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2022	**2023**	**2023**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from operating activities:			
Net income	653,099	**555,631**	**76,625**
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from disposal of property and equipment	820	**21,719**	**2,995**
Depreciation expense	80,363	**78,056**	**10,764**
Non-cash lease expenses	47,268	**31,571**	**4,354**
Share-based compensation expenses	18,836	**(9,244)**	**(1,275)**
Foreign exchange gain	–	**(20,574)**	**(2,837)**
Income from equity in affiliates, net of dividends	(61,059)	**20,921**	**2,885**
Income from acquisition	–	**(10,834)**	**(1,494)**
Reversal of credit losses	(14,986)	**(5,478)**	**(755)**
Loss from disposal of long-term investments	–	**13,343**	**1,840**
Fair value losses of the consolidated funds	842	**8,541**	**1,178**
Fair value gains of equity investments measured at fair value	(34,467)	**(229)**	**(32)**
Changes in operating assets and liabilities:			
Accounts receivable	291,833	**(14,465)**	**(1,995)**
Amounts due from related parties	(107,984)	**33,173**	**4,575**
Other current assets	(52,249)	**(32,866)**	**(4,532)**
Other non-current assets	(3,570)	**(15,371)**	**(2,120)**
Accrued payroll and welfare expenses	(327,614)	**(106,971)**	**(14,752)**
Income tax payable	(138,942)	**14,845**	**2,047**
Deferred revenues	611	**3,473**	**479**
Other current liabilities	(105,762)	**87,606**	**12,081**
Other non-current liabilities	(12,777)	**(5,265)**	**(726)**
Contingent liabilities	22,134	**–**	**–**
Lease assets and liabilities	(57,909)	**(36,382)**	**(5,017)**
Trading debt securities	14,727	**129,181**	**17,815**
Deferred tax assets and liabilities	(1,741)	**(18,770)**	**(2,589)**
Net cash provided by operating activities	211,473	**721,611**	**99,514**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2022	**2023**	**2023**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from investing activities:			
Purchases of property and equipment	(5,763)	**(103,559)**	**(14,281)**
Proceeds from redemption of held-to-maturity investments	9,662	**–**	**–**
Purchase of held-to-maturity investments and term deposits	–	**(349,279)**	**(48,168)**
Purchases of short-term equity securities	(1,712)	**(16)**	**(2)**
Proceeds from short-term equity securities	3,822	**80**	**11**
Purchase of other long-term investments	(962)	**–**	**–**
Proceeds from sale of other long-term investments	5,580	**3,064**	**423**
Purchase of investments held by consolidated funds	(31,335)	**(30,579)**	**(4,217)**
Proceeds from investments held by consolidated fund	13,160	**13,008**	**1,794**
Loans to related parties	(14,944)	**(20,519)**	**(2,830)**
Principal collection of loans to related parties	11,562	**6,252**	**862**
Loans disbursement to third parties	(141,489)	**(8,123)**	**(1,120)**
Principal collection of loans originated to third parties	164,061	**144,393**	**19,913**
Increase in investments in affiliates	(41,421)	**(502)**	**(69)**
Capital return from investments in affiliates	22,060	**40,141**	**5,536**
Acquisition, net of cash acquired (Note 2(b))	–	**(46,607)**	**(6,427)**
Net cash used in investing activities	(7,719)	**(352,246)**	**(48,575)**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

		Six Months Ended June 30,	
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:			
Proceeds from issuance of ordinary shares upon exercise of stock options	1,493	–	–
Contribution from non-controlling interests	–	21,215	2,926
Divestment of non-controlling interests	(4,000)	(5,495)	(758)
Payments for purchase of properties after three months	(8,774)	(5,738)	(791)
Distributions to non-controlling interests	–	(7,363)	(1,015)
Net cash (used in) provided by financing activities	(11,281)	2,619	362
Effect of exchange rate changes	13,147	84,588	11,663
Net increases in cash, cash equivalents and restricted cash	205,620	456,572	62,964
Cash, cash equivalents and restricted cash – beginning of the period	3,412,613	4,434,617	611,562
Cash, cash equivalents and restricted cash – end of the period	3,618,233	4,891,189	674,526
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	297,140	167,820	23,143
Supplemental disclosure of non-cash investing and financing activities:			
Payables related to purchase of property and equipment	35,841	36,357	5,014
Dividends declared but not yet paid	–	177,502	24,479
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	42,866	44,027	6,072
Reconciliation to amounts on condensed consolidated balance sheets:			
Cash and cash equivalents – end of the period	3,608,044	4,740,434	653,736
Restricted cash	2,689	143,255	19,756
Restricted cash – non-current included in other non-current assets	7,500	7,500	1,034
Total cash, cash equivalents and restricted cash – end of the period	3,618,233	4,891,189	674,526

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

1.   Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**"), is a leading and pioneer wealth management service provider in the People's Republic of China ("**PRC**") offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth ("**HNW**") investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. ("**Noah Investment**"), a consolidated VIE, founded in the PRC in August 2005.

As of June 30, 2023, the Group conducted its business operations across more than 200 subsidiaries. The Company's principal subsidiaries are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Upright Fund Distribution Co., Ltd.	Wealth management in the PRC	November 18, 2003, PRC	RMB150 million	Limited liability company	100%
Shanghai Noah Investment (Group) Co., Ltd.	Wealth management in the PRC	August 24, 2007, PRC	US$213.3 million	Limited liability company	100%
Noah Insurance (Hong Kong) Limited	Wealth management in Hong Kong	January 3, 2011, Hong Kong	HK$1 million	Limited liability company	100%
Noah Holdings (Hong Kong) Limited	Wealth and asset management in Hong Kong	September 1, 2011, Hong Kong	HK$80 million	Limited liability company	100%
Gopher Capital GP Limited	Asset management in the Cayman Islands	May 11, 2012, Cayman Islands	US$100	Limited liability company	100%
Zigong Noah Financial Service Co., Ltd.	Wealth management in the PRC	October 22, 2012, PRC	RMB660 million	Limited liability company	100%
Wuhu Fangtiao Technology Co., Ltd.	Internal administration in the PRC	November 28, 2019, PRC	RMB1 million	Limited liability company	100%
Shanghai Nuohong Real Estate Co., Ltd.	Holding company of Noah Wealth Center in the PRC	May 30, 2013, PRC	RMB100 million	Limited liability company	100%
Noah International (Hong Kong) Limited	Wealth and asset management in Hong Kong	January 7, 2015, Hong Kong	HK$274.9 million and US$18.9 million	Limited liability company	100%

Note:

1.   Noah Rongyitong (Wuhu) Microloan Co., Ltd. was indirectly held as to 75% by the Company, and 25% by Noah Investment through the Contractual Arrangements.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities (Continued)

As of June 30, 2023, the Company's principal consolidated VIEs are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Investment	Asset management in the PRC	August 26, 2005, PRC	RMB30 million	Limited liability company	Controlled under the contractual arrangements
Gopher Asset Management Co., Ltd.	Asset management in the PRC	February 9, 2012, PRC	RMB100 million	Limited liability company	Controlled under the contractual arrangements
Wuhu Gopher Asset Management Co., Ltd.	Asset management in the PRC	October 10, 2012, PRC	RMB20 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Asset Management Co., Ltd.	Asset management in the PRC	December 14, 2012, PRC	RMB12.5 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Massa Asset Management Co., Ltd.	Asset management in the PRC	June 29, 2015, PRC	RMB10 million	Limited liability company	Controlled under the contractual arrangements

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies

(a)   Basis of Presentation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") and by the Hong Kong Companies Ordinance.

Certain information and note disclosures normally included in the Group's annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the condensed consolidated financial statements are presented fairly and that estimates made in preparing its condensed consolidated financial statements are reasonable and prudent. There have been no significant changes to the significant accounting policies disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2022. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2022. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

(b)   Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation through contractual arrangements

The Company had been engaged in the asset management business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd ("**Noah Group**"), its PRC VIE, Noah Investment, and Noah Investment's shareholders ("**Registered Shareholders**"). The Group relies on the contractual agreements with Noah Investment and the Registered Shareholders for a portion of its operations in the PRC, including the Group's asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Group, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders' equity interests in it.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(b)   Principles of Consolidation (Continued)

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm's length and therefore are not deemed as variable interests. Before 2015, all limited partnerships the Group managed as general partner had substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore were not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group also manages contractual funds as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

During the six months ended June 30, 2023, the Group consolidated an investment fund upon the acquisition of partial investment as it was the primary beneficiary of the fund. As of the date of consolidation, the Group's total assets, total liabilities and non-controlling interests were increased by RMB68.6 million, RMB0.6 million and RMB68.0 million, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group's condensed consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Current assets	2,234,478	2,308,983	318,424
Non-current assets	1,352,842	1,394,845	192,357
Total assets	3,587,320	3,703,828	510,781
Current liabilities	602,260	427,387	58,940
Non-current liabilities	38,536	109,784	15,140
Total liabilities	640,796	537,171	74,080

	Six Months Ended June 30,		
	2022 RMB (Unaudited)	2023 RMB (Unaudited)	2023 US$ (Unaudited)
Net revenues	607,979	553,917	76,389
Net income	257,951	223,608	30,837
Cash flows provided by (used in) operating activities	288,949	(393,147)	(54,218)
Cash flows used in by investing activities	(16,964)	(53,043)	(7,315)
Cash flows provided by financing activities	–	–	–

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(b)   Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

The VIEs contributed an aggregate of 39.6% and 31.7% of the consolidated net revenues for the six months ended June 30, 2022 and 2023, respectively and an aggregate of 39.5% and 40.2% of the consolidated net income for the six months ended June 30, 2022 and 2023, respectively. As of December 31, 2022 and June 30, 2023, the VIEs accounted for an aggregate of 30.4% and 29.5%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

As of December 31, 2022 and June 30, 2023, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group's maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2022 and June 30, 2023, respectively.

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Amounts due from related parties	25,473	29,883	4,121
Investments	508,376	520,390	71,765
Maximum exposure to loss in non-consolidated VIEs	533,849	550,273	75,886

The Group has not provided other form of financial support to these non-consolidated VIEs during the six months ended June 30, 2022 and 2023, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2022 and June 30, 2023.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(c)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(d)   Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loans receivable, investments and receivables from financing lease service. All of the Group's cash and cash equivalents and more than half of investments are held at financial institutions, Group's management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2022 and June 30, 2023. In addition, the Group's investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There were no investment product providers which accounted for 10% or more of the Group's total revenues for the six months ended June 30, 2022. There was an investment product provider which accounted for 11.5% for the six months ended June 30, 2023, other than which, no investment product providers accounted for 10% or more of total revenues.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

The following table summarizes the Group's main revenues streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Consideration
One-time commissions – Fund distribution services	Point in time	Typically paid within a month after investment product established	Fixed
One-time commissions – Insurance brokerage services	Point in time	Typically paid within a month after insurance policy issued and/or renewed	Fixed and Variable
Recurring service fees	Over time	Typically quarterly, semi-annually or annually	Variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(e) Revenue Recognition (Continued)

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the "establishment of an investment product" for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions is recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products' life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The Group is also entitled to subsequent renewal commissions under certain contracts, and does not identify any additional performance obligation. The renewal commission is treated as variable consideration and the Group estimates the consideration incorporating a constraint applied to renewal. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

Recurring service fees

The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of investment products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

Performance-based income

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Group serves as distributor, the Group is entitled to a performance-based fee based on the extent by which the fund's investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

Other service fees

The Group mainly derived other service fees from lending services and other comprehensive services.

Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

Transaction price allocation

For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major streams (i.e., one time and recurring services), the Group allocates transaction price between these two performance obligations at the relative stand-alone selling price ("**SSP**"). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP, and can be deemed as the transaction price allocated to each performance obligation.

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of June 30, 2023 were substantially within one year.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized for the six months ended June 30, 2022 and 2023 that was included in deferred revenue balance at the beginning of the year was RMB32.3 million and RMB27.6 million, respectively.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within "Relationship manager compensation" in the condensed consolidated statements of operations.

The Group assessed and concluded that there is no significant financing component given that the period between performance and payment is generally one year or less.

The Group has also applied the practical expedient for certain revenue streams to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(f)   Foreign Currency Translation

The Company's reporting currency is Renminbi ("**RMB**"). The Company's functional currency is the United States dollar ("**U.S. dollar**" or "**US$**"). The Company's operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group's overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the condensed consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.2513 on June 30, 2023, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(g)   Allowance for credit losses

The Group utilizes a current expected credit losses ("**CECL**") model for financial instruments measured at amortized cost, including loans receivables, amount due from related parties, accounts receivable and other receivable, and held-to-maturities debt investments. CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group's condensed consolidated statements of operations. The Group continues to monitor the financial implications of the COVID-19 pandemic and regulatory change of certain industries on expected credit losses.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(g) Allowance for credit losses (Continued)

Allowance for Loan Losses

The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. Charge-offs of principal amounts, net of recoveries are deducted from the allowance. The changes of allowances for loan losses are detailed in Note 12.

Allowance for Accounts Receivable and Other Financial Assets

The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group's specific facts and circumstances. Accounts are written off against the allowance when it becomes evident that collection will not occur. The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(g) Allowance for credit losses (Continued)

Allowance for Accounts Receivable and Other Financial Assets (Continued)

The following table summarizes the changes of allowances for each category of affected assets:

	Six Months Ended June 30,	
	2022	2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Amounts due from related parties:		
Balance as of the beginning of the period	30,128	**25,666**
Provisions	–	**356**
Reversal	–	**(4,713)**
Write off	–	**28**
Foreign currency adjustments	611	**707**
Balance as of the end of the period	30,739	**22,044**
Accounts receivable:		
Balance as of the beginning of the period	458	**3,647**
Provisions	1,026	**1,040**
Reversal	(139)	**(472)**
Write off	(391)	**–**
Balance as of the end of the period	954	**4,215**
Other non-current assets:		
Balance as of the beginning of the period	4,000	**–**
Provisions	495	**–**
Write off	(495)	**–**
Balance as of the end of the period	4,000	**–**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

3.   Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Six Months Ended June 30,	
	2022	**2023**
	Class A and	
	Class B	
	(Unaudited)	**(Unaudited)**
Net income attributable to ordinary shareholders basic and diluted	654,247	**559,638**
Weighted average number of ordinary shares outstanding – basic	33,620,400	**34,734,018**
Plus: effect of dilutive stock options	61,819	**–**
Plus: effect of dilutive non-vested restricted shares	31,965	**15,460**
Weighted average number of ordinary shares outstanding – diluted	33,714,184	**34,749,478**
Basic net income per share	19.46	**16.12**
Diluted net income per share	19.40	**16.10**

In January 2016, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

3.   Net Income per Share (Continued)

On July 13, 2022, the Company completed its secondary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") and all Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and the Company will cease to have a dual-class voting structure. On December 23, 2022, the Company adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

Shares issuable to the investors of Camsing Incident (as defined in Note 15) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Six Months Ended June 30,	
	2022	**2023**
	Class A and	
	Class B	
	(Unaudited)	**(Unaudited)**
Share options	502,760	**585,806**
Non-vested restricted shares under share incentive plan	41,234	**39,612**
Total	543,994	**625,418**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

4.   Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Accounts receivable, gross	501,753	539,100	74,345
Allowance for credit losses	(3,647)	(4,215)	(581)
Accounts receivable, net	498,106	534,885	73,764

An aging analysis of accounts receivable, based on invoice date, is as follows:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Within 1 year	470,404	506,877	69,902
1-2 years	11,194	11,829	1,631
2-3 years	8,662	4,454	614
3-4 years	5,127	8,325	1,148
Over 4 years	6,366	7,615	1,050
Accounts receivable, gross	501,753	539,100	74,345

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

5.   Investments

The following table summarizes the Group's investment balances:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Short-term investments			
Held-to-maturity investments and term deposits	20,660	165,008	22,756
Available-for-sale investment	14,941	–	–
Trading debt securities	207,670	78,489	10,824
Equity securities measured at fair value	5,265	5,997	827
Investments held by consolidated investment funds measured at fair value	67,443	195,991	27,028
Total short-term investments	315,979	445,485	61,435
Long-term investments			
Held-to-maturity investments and term deposits	–	210,000	28,960
Investments held by consolidated investment funds measured at fair value	74,751	71,193	9,817
Other long-term investments			
– Investments measured at fair value	631,662	645,363	89,000
– Investments measured at cost less impairment			
– Private equity funds products	27,207	26,234	3,618
– Other investments measured at cost less impairment	40,475	27,467	3,789
Total other long-term investments	699,344	699,064	96,407
Total long-term investments	774,095	980,257	135,184
Total investments	1,090,074	1,425,742	196,619

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

5.   Investments (Continued)

The Group invests in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, and are carried at amortized cost. Short-term time deposits are bank deposits with original maturities longer than three months but less than one year. Long-term time deposits are bank deposits with maturities longer than one year. The Group recorded investment income on these products of RMB348 and RMB2,651 for the six months ended June 30, 2022 and 2023, respectively. The gross unrecognized holding gain was RMB582 and RMB1,233 as of December 31, 2022 and June 30, 2023, respectively. No credit loss related to held-to-maturity investments was recognized for the six months ended June 30, 2022 and 2023, respectively.

The consolidated investment funds are, for GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the condensed consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment depending on whether the investments have readily determinable fair value. No impairment loss related to this type of investments measured at cost, less impairment was recognized for the six months ended June 30, 2022 and 2023, respectively. The Group recorded investment loss on the disposal of long-term investment of nil and RMB13,343 for the six months ended June 30, 2022 and 2023, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement

As of December 31, 2022 and June 30, 2023, information about (i) inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

| | | Fair Value Measurements at Reporting Date Using | | | |
Description	As of December 31, 2022 RMB (Audited)	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Available-for-sale investment	14,941	–	14,941	–	–
Trading debt securities	207,670	207,670	–	–	–
Equity securities measured at fair value	5,265	1,304	3,961	–	–
Investments held by consolidated investment fund	67,443	26,637	40,806	–	–
Long-term investments					
Investments held by consolidated investment fund	74,751	–	74,751	–	–
Other long-term investments measured at fair value	631,662	–	242,753	358,351	30,558

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6.   Fair Value Measurement (Continued)

Description	As of June 30, 2023 RMB (Unaudited)	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Trading debt security	78,489	78,489	–	–	–
Equity securities measured at fair value	5,997	5,997	–	–	–
Investments held by consolidated investment fund	195,991	195,991	–	–	–
Long-term investments					
Investments held by consolidated investment fund	71,193	–	71,193	–	–
Other long-term investments measured at fair value	645,363	–	109,931	505,249	30,183

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2022 and June 30, 2023, the Group had several consolidated investment funds whose underlying investments included stocks and bonds publicly traded in the active market, asset management plans and certain bonds not traded in the active market. Publicly traded stocks and bonds are classified within Level 1 measurement. Those bonds which are not traded in the active market, have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, they are classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement (Continued)

Other long-term investments measured at fair value are (i) equity investments in listed companies whose fair value can be obtained through active markets which is classified within Level 1 measurement, (ii) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (iii) private equity funds measured at NAV.

With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2023 and 2022, presented as follows:

	RMB
Level 3 investments as of January 1, 2022 (Audited)	217,269
Changes in fair value included in investment income	2,218
Settlements	(1,693)
Foreign currency translation adjustments	1,665
Level 3 investments as of June 30, 2022 (Unaudited)	219,459
Changes in net unrealized gains included in investment income related to Level 3 investments still held as of June 30, 2022 (Unaudited)	525

	RMB
Level 3 investments as of January 1, 2023 (Audited)	358,351
Transfer of investments in fair value hierarchy from Level 2 to Level 3	145,284
Changes in fair value included in investment income	893
Settlements	(1,072)
Foreign currency translation adjustments	1,793
Level 3 investments as of June 30, 2023 (Unaudited)	505,249
Changes in net unrealized gains included in investment income related to Level 3 investments still held as of June 30, 2023 (Unaudited)	893

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the condensed consolidated statements of operations.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement (Continued)

The equity investment in a non-public company was previously valued based on recent observable transaction prices, classified within Level 2 of the fair value hierarchy. However, there has been no observable transactions in the investment for more than one year, the Group's valuation methodology in 2023 for the investment involved significant unobservable inputs that required significant judgment or estimation. Hence such investment was classified within Level 3 measurement at the beginning of the period.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, held-to-maturity investments, loans receivable, other receivables and payables. The carrying amount of short-term financial instruments approximates their fair value due to the short-term nature. The carrying amount of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

7. Investments in Affiliates

The following table summarizes the Group's balances of investments in affiliates:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Kunshan Jingzhao	8,520	8,737	1,205
Wanjia Win-Win	91,588	88,806	12,247
Others	15,609	11,328	1,562
Funds that the Group serves as general partner	1,376,103	1,355,831	186,978
– Gopher Transform Private Fund	104,429	102,098	14,080
– Real estate funds and real estate funds of funds	84,719	77,538	10,693
– Private equity funds of funds	1,175,904	1,165,274	160,699
– Others	11,051	10,921	1,506
Total investments in affiliates	1,491,820	1,464,702	201,992

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

7.   Investments in Affiliates (Continued)

In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd ("**Kunshan Jingzhao**"), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd ("**Wanjia Win-Win**"), for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher, the fund are not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%.

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recognized impairment losses totaling nil and nil related to investments in affiliates for the six months ended June 30, 2022 and 2023, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

8.   Property and Equipment, Net

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Buildings	2,478,634	2,478,741	341,834
Leasehold improvements	154,900	179,323	24,730
Furniture, fixtures and equipment	135,337	143,366	19,771
Motor vehicles	33,148	31,421	4,333
Software	190,227	190,694	26,298
	2,992,246	3,023,545	416,966
Accumulated depreciation	(546,988)	(528,609)	(72,899)
	2,445,258	2,494,936	344,067
Construction in progress	41,059	30,796	4,247
Property and equipment, net	2,486,317	2,525,732	348,314

Depreciation expense was RMB80,363, RMB78,056 for the six months ended June 30, 2022 and 2023, respectively. The Group recorded loss on the disposal of property and equipment of RMB820 and RMB21,719 for the six months ended June 30, 2022 and 2023, respectively.

On May 9, 2021, the Group purchased new office premises, by acquiring 100% of equity interests of an unrelated third party (renamed as Shanghai Nuohong Real Estate Co., Ltd. ("**Nuohong**") after the acquisition), with a gross floor area of approximately 72,000 square meters in Shanghai Hongqiao Central Business District for a total cash consideration of approximately RMB2.2 billion, which is accounted for as asset acquisition, and recorded as part of property and equipment, net in the Group's consolidated balance sheet. Due to the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded at acquisition date and amortized through the remaining useful live of the buildings.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

9.   Other Current Liabilities

Components of other current liabilities are as follows:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Accrued expenses	144,574	86,533	11,933
Advance from customers	27,064	28,270	3,899
Deposits from lending and other business	13,623	13,320	1,837
Payable to individual investors of other business	10,461	157,573	21,730
Payable for purchases of property and equipment	36,763	36,357	5,015
Other tax payable	37,204	39,672	5,471
Operating lease liability – current	84,358	67,299	9,281
Payables to suppliers	117,146	151,064	20,833
Other payables	1,982	4,296	591
Total	473,175	584,384	80,590

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payables to individual investors consist of payables in relation to other service to the clients.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

10. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the six months ended June 30, 2022 and 2023:

	Six Months Ended June 30, 2022			
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
One-time commissions	271,870	38,671	–	310,541
Recurring service fees	604,317	343,773	–	948,090
Performance-based income	170,097	30,895	–	200,992
Other service fees	46,488	–	44,793	91,281
Lending services	3,994	–	14,782	18,776
Other services[1]	42,494	–	30,011	72,505
Total revenues	1,092,772	413,339	44,793	1,550,904

	Six Months Ended June 30, 2023			
	Wealth Management Business RMB (Unaudited)	**Assets Management Business RMB (Unaudited)**	**Other Businesses RMB (Unaudited)**	**Total RMB (Unaudited)**
One-time commissions	**579,474**	**2,496**	**–**	**581,970**
Recurring service fees	**570,522**	**353,046**	**–**	**923,568**
Performance-based income	**77,330**	**34,388**	**–**	**111,718**
Other service fees	**109,358**	**–**	**27,622**	**136,980**
Lending services	**3,624**	**–**	**7,668**	**11,292**
Other services[1]	**105,734**	**–**	**19,954**	**125,688**
Total revenues	**1,336,684**	**389,930**	**27,622**	**1,754,236**

Revenues by timing of recognition is analyzed as follows:

	Six Months Ended June 30		
	2022 RMB (Unaudited)	**2023 RMB (Unaudited)**	**2023 US$ (Unaudited)**
Revenue recognized at a point in time	556,609	**801,798**	**110,573**
Revenue recognized over time	994,295	**952,438**	**131,347**
Total revenues	1,550,904	**1,754,236**	**241,920**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

11. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company's subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("**EIT Law**"), domestically-owned enterprises and foreign-invested enterprises ("**FIEs**") are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate will expire in November 2023. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

The tax expense comprises:

	Six Months Ended June 30,		
	2022	**2023**	**2023**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Current Tax	158,197	**182,665**	**25,190**
Deferred Tax	(2,697)	**(22,872)**	**(3,154)**
Total	155,500	**159,793**	**22,036**
Effective income tax rate	21.92%	**22.50%**	**22.50%**

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

12.   Loans Receivable, Net

Loans receivable as of December 31, 2022 and June 30, 2023 consist of the following:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Loans receivable:			
– Within credit term	289,981	**216,875**	**29,908**
– Past due	269,658	**212,447**	**29,298**
Total loans receivable	559,639	**429,322**	**59,206**
Allowance for credit losses	(93,859)	**(88,239)**	**(12,169)**
Loans receivable, net	465,780	**341,083**	**47,037**

The loan interest rates range between 3% and 18% for the six months ended June 30, 2022 and 2023. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB60.2 million were recorded in other non-current assets as of June 30, 2023. RMB580.3 million and RMB487.2 million of the balance is secured by collateral as of December 31, 2022 and June 30, 2023, respectively. The Group also purchased past due loans from third parties with the amount of RMB24.4 million and RMB8.1 million for the six months ended June 30, 2022 and 2023, respectively. The purchased past due loans of RMB4.9 million and RMB24.1 million were collected or transferred to other investors, for the six months ended June 30, 2022 and 2023, respectively.

The following table presents the activity in the allowance for loan losses as of and for the six months ended June 30, 2023:

	Six Months Ended June 30,	
	2022 RMB (Unaudited)	2023 RMB (Unaudited)
Allowance for loan losses as of the beginning of the period	93,926	**93,859**
Reversal of allowance provided	(15,903)	**(1,689)**
Write off	–	**(3,931)**
Allowance for loan losses as of the end of the period	78,023	**88,239**

During the six months ended June 30, 2022, loans receivable of RMB465 written off previously was recovered and recorded as credits to provision for credit losses.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

13.   Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to five years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB51,282 and RMB35,709 for the six months ended June 30, 2022 and 2023, respectively. Cash payments against operating lease liabilities were RMB50,913 and RMB35,208 for the six months ended June 30, 2022 and 2023, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Operating leases:			
Operating leases right-of-use assets	168,192	152,040	20,967
Current portion of lease liabilities	84,358	67,299	9,281
Non-current portion of lease liabilities	83,171	79,267	10,931
Total operating lease liabilities	167,529	146,566	20,212
Weighted average remaining lease term (years)	2.32	2.25	
Weighted average discount rate	4.55%	4.58%	

The maturities of operating lease liabilities for the next five years and thereafter as of June 30, 2023, are as follows:

	As of June 30, 2023 RMB (Unaudited)
Within 1 year	73,146
Between 1 and 2 years	46,813
Between 2 and 3 years	26,214
Between 3 and 4 years	8,288
Between 4 and 5 years	2,976
Total lease payment	157,437
Less imputed interest	(10,871)
Total	146,566

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

14.   Share-Based Compensation

The following table presents the Company's share-based compensation expense by type of award:

	Six Months Ended June 30,		
	2022	**2023**	**2023**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Share options	11,082	**(3,318)**	**(458)**
Non-vested restricted shares	7,754	**(5,926)**	**(817)**
Total share-based compensation	18,836	**(9,244)**	**(1,275)**

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the "**2017 Plan**"). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the "**2022 Plan**"). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

No share options or non-vested restricted shares were granted for the six months ended June 30, 2022 and 2023, respectively.

As of June 30, 2023, there was RMB67,853 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 3.26 years. The total fair value of non-vested restricted shares vested during the six months ended June 30, 2022 and 2023 was RMB2,959 and RMB520, respectively. As of June 30, 2023, there was RMB9,745 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 4.45 years.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

15.   Settlement for Camsing Incident

In July 2019, in connection with certain funds managed ("**Camsing Credit Funds**" or "**Camsing Products**") by Shanghai Gopher Asset Management Co., Ltd. ("**Shanghai Gopher**"), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the "**Camsing Incident**"). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group's goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the "**Settlement Plan**") to affected investors. An affected investor accepting the offer shall receive restricted share units ("**RSUs**"), which upon vesting will become Class A ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of Class A ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor's outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

Two plans ("**Plan A**" or "**Plan B**") were offered for the investors to choose. Under Plan A, the Group will issue RSUs to the investor's designated trust plan. 1/10 of the RSUs shall be vested immediately at contract inception and the remaining 9/10 will be vested evenly in the following 9 years subject to certain performance conditions by the investors. Plan B has the same terms as those of Plan A, except that the investor has an option (the "**Option**") to call back the beneficial rights of transferred Camsing Products (but not the legal title) or keep the RSUs at the third anniversary of contact ("**Year 3**"). All RSUs issued within the period from contract inception to Year 3 cannot be vested until the investor chooses to retain the RSUs. Under either plan, mutual understandings are established that the Group has committed and has contractual obligations to issue the shares to the settled investors regardless of the actual execution of the Option, which is deemed remote to occur, and/or the fulfillment of the performance conditions.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

To value the RSUs, the Group uses the Black-Scholes pricing model to calculate the discounts for lack of marketability. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company's common shares for a period that coincides with restriction period of the RSUs.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

15. Settlement for Camsing Incident (Continued)

Settlement Plan (Continued)

As of December 31, 2020, 552 out of the total 818 investors (approximately 67.4%) had accepted settlements under the plan, representing RMB2.4 billion out of the total outstanding investments of RMB3.4 billion (approximately 70%) under the Camsing Products. The total number of RSUs to be issued is 3,478,060 shares. The cost of this Settlement Plan measured at the fair value of the RSUs to be issued was RMB1,290.8 million, which was reported under settlement expenses for the year ended December 31, 2020.

In 2021, additional 43 investors accepted the Settlement Plan, and the Company recorded settlement expenses in the amount of RMB19.9 million (US$3.1 million) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors as of December 31, 2020.

For the six months ended June 30, 2023, no settlement expense attributable to Camsing Incident was recorded due to (i) no additional settlement and (ii) no change in contingent liabilities relating to Camsing Incident.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2022 and June 30, 2023, respectively. The fair value of the derivative will be re-assessed at each reporting period.

16. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The total contribution for such employee benefits were RMB131,292 and RMB132,397 for the six months ended June 30, 2022 and 2023, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("**CODM**") for making decisions, allocating resources and assessing performance. The Group's CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group's CODM does not review balance sheet information of the segments.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17. Segment Information (Continued)

Segment information of the Group's business is as follow:

| | Six Months Ended June 30, 2022 | | | |
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
Revenues:				
Revenues from others				
One-time commissions	258,493	–	–	258,493
Recurring service fees	377,679	–	–	377,679
Performance-based income	152,392	–	–	152,392
Other service fees	46,488	–	44,793	91,281
Total revenues from others	835,052	–	44,793	879,845
Revenues from funds Gopher manages				
One-time commissions	13,377	38,671	–	52,048
Recurring service fees	226,638	343,773	–	570,411
Performance-based income	17,705	30,895	–	48,600
Total revenues from funds Gopher manages	257,720	413,339	–	671,059
Total revenues	1,092,772	413,339	44,793	1,550,904
Less: VAT related surcharges and other taxes	(5,687)	(2,352)	(9,031)	(17,070)
Net revenues	1,087,085	410,987	35,762	1,533,834
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	(219,946)	(21,568)	–	(241,514)
Other compensations	(301,181)	(152,758)	(20,257)	(474,196)
Total compensation and benefits	(521,127)	(174,326)	(20,257)	(715,710)
Selling expenses	(112,522)	(12,478)	(5,213)	(130,213)
General and administrative expenses	(61,575)	(22,316)	(9,965)	(93,856)
(Provision for) Reversal of credit losses	(462)	(668)	16,116	14,986
Other operating expenses	(4,601)	(1,383)	(46,328)	(52,312)
Government subsidies	42,389	36,707	1,115	80,211
Total operating cost and expenses	(657,898)	(174,464)	(64,532)	(896,894)
Income (loss) from operations	429,187	236,523	(28,770)	636,940

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17.   Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

	Six Months Ended June 30, 2023			
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
Revenues:				
Revenues from others				
One-time commissions	570,092	–	–	570,092
Recurring service fees	369,063	–	–	369,063
Performance-based income	7,758	–	–	7,758
Other service fees	109,358	–	27,622	136,980
Total revenues from others	1,056,271	–	27,622	1,083,893
Revenues from funds Gopher manages				
One-time commissions	9,382	2,496	–	11,878
Recurring service fees	201,459	353,046	–	554,505
Performance-based income	69,572	34,388	–	103,960
Total revenues from funds Gopher manages	280,413	389,930	–	670,343
Total revenues	1,336,684	389,930	27,622	1,754,236
Less: VAT related surcharges and other taxes	(4,513)	(1,335)	(3,158)	(9,006)
Net revenues	1,332,171	388,595	24,464	1,745,230
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	(318,562)	(10,477)		(329,039)
Other compensations	(273,312)	(135,484)	(17,373)	(426,169)
Total compensation and benefits	(591,874)	(145,961)	(17,373)	(755,208)
Selling expenses	(156,882)	(42,130)	(9,660)	(208,672)
General and administrative expenses	(76,220)	(23,092)	(10,371)	(109,683)
Provision for credit losses	2,881	908	1,689	5,478
Other operating expenses	(16,575)	(1,488)	(49,812)	(67,875)
Government subsidies	11,170	7,858	4	19,032
Total operating cost and expenses	(827,500)	(203,905)	(85,523)	(1,116,928)
Income (loss) from operations	504,671	184,690	(61,059)	628,302

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17. Segment Information (Continued)

The following table summarizes the Group's revenues generated by the different geographic location.

| | Six Months Ended June 30, 2022 | | | |
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
Mainland China	804,099	351,713	44,793	1,200,605
Hong Kong	201,556	21,108	–	222,664
Others	87,117	40,518	–	127,635
Total revenues	1,092,772	413,339	44,793	1,550,904

| | **Six Months Ended June 30, 2023** | | | |
	Wealth Management Business RMB (Unaudited)	**Assets Management Business RMB (Unaudited)**	**Other Businesses RMB (Unaudited)**	**Total RMB (Unaudited)**
Mainland China	**769,852**	**241,863**	**27,622**	**1,039,337**
Hong Kong	**465,757**	**103,908**	**–**	**569,665**
Others	**101,075**	**44,159**	**–**	**145,234**
Total revenues	**1,336,684**	**389,930**	**27,622**	**1,754,236**

Substantially all of the Group's revenues are derived from, and its assets are located in the Mainland China and Hong Kong.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18.   Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group
Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd. ("**Gopher Assets**")
Zhejiang Vanke-Noah Asset Management Co., Ltd. ("**Zhejiang Vanke**")	Investee of Gopher Assets
Investee funds of Gopher Assets	Investees of Gopher Assets, a consolidated VIE of the Group
Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group
Shanghai Noah Charity Fund	A charity fund established by the Group
Shanghai Dingnuo Technology Co., Ltd. ("**Dingnuo**")	Affiliate of shareholder of the Group before June 28, 2023[1]

Note:

1.   On June 28, 2023, the Company purchased 100% of the issued shares in DD Finance Ltd. that controlled Dingnuo through contractual arrangements at a total consideration of RMB8.8 million. Therefore, Dingnuo was a subsidiary of the Company after June 28, 2023.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18.   Related Party Transactions (Continued)

During the six months ended June 30, 2022 and 2023, related party transactions were as follows:

	Six Months Ended June 30,		
	2022	**2023**	**2023**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
One-time commissions			
Investee funds of Gopher Assets	52,048	**11,878**	**1,638**
Recurring service fees			
Investee funds of Gopher Assets	383,075	**366,488**	**50,541**
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	8,396	**8,396**	**1,158**
Investee funds of Gopher Capital GP Ltd.	187,336	**188,017**	**25,929**
Total recurring services fees	578,807	**562,901**	**77,628**
Performance-based income			
Investee funds of Gopher Assets	28,529	**5,077**	**700**
Investee funds of Gopher Capital GP Ltd.	20,071	**98,883**	**13,637**
Total performance-based income	48,600	**103,960**	**14,337**
Total	679,455	**678,739**	**93,603**

As of December 31, 2022 and June 30, 2023, amounts due from related parties associated with the above transactions were comprised of the following:

	December 31, 2022	**As of June 30, 2023**	**June 30, 2023**
	RMB	**RMB**	**US$**
	(Audited)	**(Unaudited)**	**(Unaudited)**
Investee funds of Gopher Assets	317,969	**249,819**	**34,452**
Investee funds of Gopher Capital GP Ltd.	108,090	**144,130**	**19,876**
Amounts due from related parties (trade), gross	426,059	**393,949**	**54,328**
Less: Allowance for credit losses	(11,872)	**(7,541)**	**(1,040)**
Total	414,187	**386,408**	**53,288**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. Related Party Transactions (Continued)

An aging analysis of amounts due from related parties associated with the above trading transactions is as follows:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Within 1 year	345,759	350,751	48,371
1-2 years	34,251	24,359	3,359
2-3 years	22,164	11,779	1,624
3-4 years	14,103	3,479	480
Over 4 years	9,782	3,581	494
Total	426,059	393,949	54,328

As of December 31, 2022 and June 30, 2023, amounts due from related parties associated with loan distributed were comprised of the following:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Investee funds of Gopher Assets	13,940	17,240	2,378
Investee funds of Gopher Capital GP Ltd.	29,091	40,057	5,524
Amounts due from related parties (non-trade), gross	43,031	57,297	7,902
Less: Allowance for credit losses	(13,794)	(14,503)	(2,000)
Total	29,237	42,794	5,902

The terms of the loans are due on demand and most of the loans are interest free.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. Related Party Transactions (Continued)

As of December 31, 2022 and June 30, 2023, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	June 30, 2023 US$ (Unaudited)
Investee funds of Gopher Assets	10,325	17,694	2,440
Investee funds of Gopher Capital GP Ltd.	611	3,537	488
Total	10,936	21,231	2,928

During the six months ended June 30, 2022 and 2023, donation made to Shanghai Noah Charity Fund were RMB0.9 million and RMB4.3 million, respectively.

During the six months ended June 30, 2022 and 2023, the Group paid RMB2.0 million and nil as service fees to Dingnuo for development of an online mutual fund work station for the Group's relationship managers and one-stop service platform for private equity fund managers, respectively.

19. Contingencies

Camsing Incident

As disclosed in Note 15, the Group offered a voluntary settlement plan in 2020 to all affected Camsing investors, and as of June 30, 2023, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$68.0 million (RMB493.1 million) as of June 30, 2023.

As of June 30, 2023, there were 42 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB144.0 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group's business. As the date of this report, the management has assessed, based on its PRC legal counsels' advice, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

19. Contingencies (Continued)

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgment related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (the "**Defendant**", one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB0.5 million for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff's case. In March 2021, the High People's Court of Anhui Province (the "**Appellate Court**") dismissed the Plaintiff's appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2020 and 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People's Court. In February 2022, the Supreme People's Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Ruling**"). The First-instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgment in the First-instance Ruling, although it remains subject to appeal and applicable post-judgment proceedings, the Group has reserved a contingent liability of RMB99.0 million as of June 30, 2023.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

20. Dividends

The aggregate amount of the 2022 final dividend declared in the interim period amounted to approximately RMB177.5 million which were not paid as of June 30, 2023. The Company did not make any interim dividend recommendation for the six months ended June 30, 2023.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21.   Subsequent events

There were no significant events that might adversely affect the Group after June 30, 2023 and immediately before the date of this report.

On the date of this report, the Board proposed (i) a share subdivision (the "**Share Subdivision**"), pursuant to which each issued and unissued Shares with a par value of US$0.0005 each would be subdivided into 10 subdivided Shares with a par value of US$0.00005 each (the "**Subdivided Shares**"); and (ii) a change in board lot size from 20 Shares to 100 Subdivided Shares, both of which would be subject to the approval of Shareholders at the extraordinary general meeting of the Company to be held on or around October 26, 2023. The Share Subdivision will change the Company's ratio of ADSs from two ADSs representing one Share to a new ratio of one ADS representing five Subdivided Shares, subject to and conditional upon the Share Subdivision becoming effective. For further details, please refer to the Company's announcement dated August 29, 2023.

Save as mentioned above, there are no significant events that might adversely affect the Group as of the date of this report.

22.   Reconciliation between U.S. GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("**IFRS**"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follow:

Reconciliation of Consolidated Statements of Operations

| | For the six months ended June 30, 2023 | | | | |
| | | IFRS adjustments | | | |
Consolidated Statements of Operations (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Long-term investments (Note (ii)) RMB (Unaudited)	Share-based compensation (Note (iii)) RMB (Unaudited)	Deferred Income Tax arising from asset acquisition (Note (iv)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
Selling expenses	(208,672)	–	(3,852)	–	(212,524)
General and administrative expenses	(109,683)	–	24,859	–	(84,824)
Other operating expenses, net	(67,875)	–	(1,078)	3,252	(65,701)
Total operating cost and expenses	**(1,116,928)**	**–**	**19,929**	**3,252**	**(1,093,747)**
Investment loss	(17,559)	–	–	–	(17,559)
Income before taxes and income from equity in affiliates	710,194	–	19,929	3,252	733,375
Income tax expense	(159,793)	–	–	(3,252)	(163,045)
Net income	**555,631**	**–**	**19,929**	**–**	**575,560**
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	**559,638**	**–**	**19,929**	**–**	**579,567**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

22. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Consolidated Statements of Operations (Continued)

| | | For the six months ended June 30, 2022 IFRS adjustments | | | |
| Consolidated Statements of Operations (Extract) | Amounts as reported under U.S. GAAP | Long-term investments (Note (ii)) | Share-based compensation (Note (iii)) | Deferred Income Tax arising from asset acquisition (Note (iv)) | Amounts as reported under IFRS |
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Selling expenses	(130,213)	–	1,670	–	(128,543)
General and administrative expenses	(93,856)	–	(3,226)	–	(97,082)
Other operating expenses, net	(52,312)	–	1,533	3,252	(47,527)
Total operating cost and expenses	(896,894)	–	(23)	3,252	(893,665)
Investment income (loss)	30,547	(39,740)	–	–	(9,193)
Income before taxes and income from equity					
in affiliates	709,376	(39,740)	(23)	3,252	672,865
Income tax expense	(155,500)	–	–	(3,252)	(158,752)
Net income	653,099	(39,740)	(23)	–	613,336
Net income attributable to Noah Holdings					
Private Wealth and Asset Management					
Limited shareholders	654,247	(39,740)	(23)	–	614,484

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

22. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Consolidated Balance Sheets

| | | As of June 30, 2023 | | | | |
| | | IFRS adjustments | | | | |
Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Cash and cash equivalents (Note (i)) RMB (Unaudited)	Long-term investments (Note (ii)) RMB (Unaudited)	Share-based compensation (Note (iii)) RMB (Unaudited)	Deferred Income Tax arising from asset acquisition (Note (iv)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
Assets					–	
Cash and cash equivalents	4,740,434	(1,673,900)	–	–	–	3,066,534
Short-term investments	445,485	1,673,900	–	–	–	2,119,385
Long-term investments	980,257	–	–	–	–	980,257
Property and equipment, net	2,525,732	–	–	–	(182,102)	2,343,630
Total Assets	12,563,357	–	–	–	(182,102)	12,381,255
Deferred tax liabilities	230,797	–	–	–	(182,102)	48,695
Total Liabilities	2,493,704	–	–	–	(182,102)	2,311,602
Shareholders' equity:						
Additional paid-in capital	3,791,122	–	–	(19,929)	–	3,771,193
Retained earnings	5,987,090	–	–	19,929	–	6,007,019
Total Shareholders' Equity	10,069,653	–	–	–	–	10,069,653

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

22. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

		As of December 31, 2022 IFRS adjustments				
Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP	Cash and cash equivalents (Note (i))	Long-term investments (Note (ii))	Share-based compensation (Note (iii))	Deferred Income Tax arising from asset acquisition (Note (iv))	Amounts as reported under IFRS
	RMB (Audited)	RMB (Audited)	RMB (Audited)	RMB (Audited)	RMB (Audited)	RMB (Audited)
Assets						
Cash and cash equivalents	4,403,915	(1,513,113)	–	–	–	2,890,802
Short-term investments	315,979	1,513,113	–	–	–	1,829,092
Long-term investments	774,095	–	–	–	–	774,095
Property and equipment, net	2,486,317	–	–	–	(183,186)	2,303,131
Total Assets	11,798,135	–	–	–	(183,186)	11,614,949
Deferred tax liabilities	249,768	–	–	–	(183,186)	66,582
Total Liabilities	2,297,660	–	–	–	(183,186)	2,114,474
Shareholders' equity:						
Additional paid-in capital	3,803,183	–	–	11,314	–	3,814,497
Retained earnings	5,604,954	–	–	(11,314)	–	5,593,640
Total Shareholders' Equity	9,500,475	–	–	–	–	9,500,475

Notes:

(i) Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS. The reclassification doesn't result in difference in total assets.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

22. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Notes: (Continued)

(ii)   Long-term investments

For equity securities, under U.S. GAAP, the investment without readily determinable fair values could be measured by applying an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term equity investments were recognized in the profit or loss.

As disclosed in Note 2(i), in 2022, the Company elected to measure majority of its investments at fair value (as appose to under the model of cost less impairment) under U.S. GAAP, which resulted in the fair value measure impact being recorded in the consolidated statement of operations for the year ended December 31, 2022. Accordingly, the reconciliation includes an investment loss recognition difference in the consolidated statements of operations of RMB39,740 and nil for the six months ended June 30, 2022 and June 30, 2023, respectively. No material difference remains on the balance sheet as of June 30, 2023.

(iii)   Share-based compensation

The Group granted restricted shares and options with service condition only to employees. Under U.S. GAAP, and the share-based compensation expenses were recognized over the vesting period using straight-line method. Under IFRS, share-based compensation with graded vesting feature is recognized based on each tranche, which results in an accelerated expense recognition.

Accordingly, the reconciliation includes an gain (expense) recognition difference in the condensed consolidated statements of operations of RMB(23) and RMB19,929 for the six months ended June 30, 2022 and June 30, 2023, respectively.

(iv)   Deferred income tax arising from asset acquisition

If the acquisition of an entity is accounted for as an asset acquisition, under U.S. GAAP, the Company is required to recognize a deferred tax liability when the amount paid exceeds the tax basis of the assets acquired on the acquisition date. As disclosed in Note 8, the Group purchased new office premises in 2021 which was accounted for as asset acquisition. For the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded with a corresponding increase in the book value of the building recorded in the property and equipment, net. The deferred tax liability was amortized through the remaining useful live of the buildings acquired alongside the future depreciation.

However, under IFRS, deferred tax liability is not recognized for taxable temporary differences if the acquisition is not a business acquisition.

Accordingly, the reconciliation includes the derecognition of the deferred tax liabilities and related property and equipment, net, and the corresponding reversal of related amortization (i.e., a decrease in depreciation expenses recorded in other operating expense, and an increase in income tax expense with equivalent amounts). Such adjustments has no impact on net income or shareholders' equity.

Definitions and Acronym

In this interim report, unless the context otherwise requires, the following expressions should have the following meanings:

"2008 Share Incentive Plan"	the 2008 share incentive plan as amended and initially filed with the SEC on October 20, 2010
"2010 Share Incentive Plan"	the 2010 share incentive plan as amended and initially filed with the SEC on October 27, 2010
"2017 Share Incentive Plan"	the 2017 share incentive plan adopted on December 29, 2017 and filed with the SEC on December 29, 2017
"2022 Share Incentive Plan"	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022
"ADS(s)"	American Depositary Shares (two ADSs representing one ordinary share)
"Articles" or "Articles of Association"	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time
"AUA"	assets under advisory, clients' total outstanding assets managed by Gopher or third party product providers
"Auditor"	Deloitte Touche Tohmatsu
"Audit Committee"	the audit committee of the Company
"AUM"	assets under management, the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, "AUM" refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

Definitions and Acronym

"Company"	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)"
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time
"Compensation Committee"	the compensation committee of the Company
"Consolidated Affiliated Entities"	Noah Investment and its subsidiaries, all of which are controlled by our Company through the Contractual Arrangements
"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix 14 of the Hong Kong Listing Rules
"Corporate Governance and Nominating Committee"	the corporate governance and nominating committee of the Company
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Gopher" or "Gopher Asset Management"	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company's Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively
"Group", "our Group", "the Group", "Noah", "our", "us" or "we"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HNW"	high net worth
"HNW clients" or "HNW investors"	clients/investors with investable financial assets of no less than RMB6 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

Definitions and Acronym

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Hong Kong Listing Rules
"Noah Investment"	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities
"NYSE"	New York Stock Exchange
"Prospectus"	the Company's prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange
"Reporting Period"	the six months ended June 30, 2023
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"scheme mandate limit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SEC"	the United States Securities and Exchange Commission
"service provider sublimit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Shanghai Gopher"	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of our Company's Consolidated Affiliated Entities

Definitions and Acronym

"Share(s)"	ordinary shares in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share in the capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s), and where the context requires, ADSs
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"transaction value"	the aggregate value of the investment products we distribute during a given period
"U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"%"	percent